Exhibit 99.2

AGENCY AGREEMENT

December 16, 2025

Titan Mining Corporation
Suite 555, 999 Canada Place
Vancouver, BC V6C 3E1

Attention:	Rita Adiani, President and Chief Executive Officer

Kevin Hart, Chief Financial Officer

Dear Ms. Adiani and Mr. Hart:

Maxim Group LLC (the “Agent”), as sole agent and bookrunner, understands that Titan Mining Corporation (the “Company”) proposes to issue and sell: 6,666,666 transferable special warrants of the Company (each, a “Special Warrant” and collectively, the “Special Warrants”) at a price of US$2.25 per Special Warrant for aggregate gross proceeds to the Company of US$15,000,000 (the “Offering”).

Upon and subject to the terms and conditions set forth herein, the Company hereby appoints the Agent, and the Agent hereby agrees, to act as agent to the Company to effect the Offering on a “commercially reasonable efforts” private placement basis to Purchasers that are, or are acting for the account or benefit of, persons in the United States (as hereinafter defined) or U.S. Persons (as hereinafter defined) pursuant to available exemptions from the registration requirements of the U.S. Securities Act (as hereinafter defined) and applicable U.S. state securities laws, and outside the United States to non-U.S. Persons in such other jurisdictions as the Company and the Agent may agree, acting reasonably.

The parties acknowledge that the Special Warrants and the Underlying Securities have not been registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. Persons, except pursuant to exemptions from the registration requirements of the U.S. Securities Act and the applicable laws of any state of the United States, in the manner specified in this Agreement and pursuant to the representations, warranties, acknowledgments, agreements and covenants of the Company and the Agent contained in Schedule “A” hereto.

Each Special Warrant will entitle the holder thereof to receive upon deemed exercise on the Automatic Exercise Date (as defined below) and without payment of additional consideration, one (1) unit of the Company (each, a “Unit” and collectively, the “Units”) consisting of: (i) one (1) common share in the authorized share structure of the Company (each, a “Unit Share” and collectively, the “Unit Shares”) and one half (1/2) of one transferable Common Share (as defined below) purchase warrant (each full warrant, a “Class A Warrant” and collectively, the “Class A Warrants”), with each Class A Warrant having an exercise price of US$3.04 per Common Share (each, a “Class A Warrant Share” and collectively, the “Class A Warrant Shares”) with a term of 36 months from the date of issuance; and (iii) one half (1/2) of one transferable Common Share purchase warrant (each, full warrant, a “Class B Warrant” and collectively, the “Class B Warrants”, and together, with the Class A Warrants, the “Warrants”), with each Class B Warrant having an exercise price of US$3.71 per Common Share (each, a “Class B Warrant Share” and collectively, the “Class B Warrant Shares”, and together with the Class A Warrant Shares, the “Warrant Shares”) with a term of 36 months from the date of issuance, subject to the Warrant Acceleration (as defined below) (the “Expiry Date”). In the event the closing price of the Common Shares on the NYSE American exceeds a 50% premium to the applicable exercise price of the Warrants for 15 or more trading days in any 30-trading day period, the Company may deliver a notice (including by way of a news release) to the holders of the applicable Warrants accelerating the Expiry Date to the date that is 30 days following the date of such notice (the “Warrant Acceleration”).

The Class A Warrants and the Class B Warrants will be duly and validly created and issued by the Company pursuant to, and governed by, the terms of warrant certificates evidencing the Class A Warrants (the “Class A Warrant Certificates”) and the Class B Warrants (the “Class B Warrant Certificates”, and together with the Class A Warrant Certificates, the “Warrant Certificates”) issued to the Purchasers (as defined herein) by the Company on the Automatic Exercise Date.

In the case of any inconsistency between the description of the Warrants in this Agreement and their terms and conditions as set forth in the Class A Warrant Certificates, and the Class B Warrant Certificates, the provisions of the Class A Warrant Certificates, and the Class B Warrant Certificates, as applicable will govern.

Each Special Warrant will be automatically exercised, without payment of additional consideration or further action on the part of the holder, into one Unit, on the earlier of (the “Automatic Exercise Date”): (i) the date which is four months and a day following the Closing Date; and (ii) the Qualification Date (as defined below).

The “Qualification Date” means the date on which a receipt for the Final Base Shelf Prospectus (as defined below) is issued by the BCSC, as principal regulator, on its own behalf and on behalf of each of the other relevant securities regulators in the Canadian Qualified Jurisdictions.

The Special Warrants will be duly and validly created and issued pursuant to, and governed by, special warrant certificates (the “Special Warrant Certificates”) to be issued to the Purchasers by the Company on the Closing Date. The description of the Special Warrants herein is a summary only and is subject to the specific attributes and detailed provisions of the Special Warrants to be set forth in the Special Warrant Certificates. In the case of any inconsistency between the description of the Special Warrants in this Agreement and their terms and conditions as set forth in the Special Warrant Certificates, the provisions of the Special Warrant Certificates will govern.

In consideration of the services to be rendered by the Agent in connection with the sale and purchase of Special Warrants under the Offering and all other services related thereto, the Company will pay to the Agent the Commission (as defined below).

The Company acknowledges that the Agent will be under no obligation to purchase any of the Special Warrants. The Agent will be entitled in connection with the Offering to appoint, at its sole expense, other registered dealers acceptable to the Company (the “Selling Firms”) as agents to assist in the Offering and the Agent may determine the remuneration payable to such Selling Firms, such remuneration to be the sole responsibility of the Agent.

The Offering is conditional upon and subject to the additional terms and conditions set forth below.

1.	Interpretation.

In this Agreement and the Schedules hereto, in addition to the terms defined above, unless otherwise indicated or unless the context otherwise requires, the following terms will have the following meanings:

“Accredited Investor” means an “accredited investor” as defined in Rule 501(a) of Regulation D;

“affiliate” and “associate” have the respective meanings ascribed to them in the Securities Act (British Columbia);

“Agent” has the meaning ascribed to such term above;

“Agent’s Expenses” has the meaning ascribed to that term in Section 13.

“Agreement” means this agreement and includes the schedules hereto, as modified, amended and/or supplemented from time to time;

“Ancillary Agreements” means, collectively, the Subscription Agreements, the Special Warrant Certificates, and the Warrant Certificates;

“Ancillary Documents” means all agreements (including the Subscription Agreements, certificates (including the Special Warrant Certificates, the Warrant Certificates and any certificates representing the Unit Shares), officer’s certificates of the Company, notices and other documents executed and delivered, or to be executed and delivered, by the Company in connection with the Offering;

“Anti-Terrorism Laws” has the meaning ascribed to that term in Section 7(yy);

“Applicable Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, written policies, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and conditions of any grant of approval, permission, authority or license of any court, governmental entity or statutory body or regulatory body (including the Exchanges) applicable to the Offering, and includes without limitation Securities Laws;

“Automatic Exercise Date” has the meaning ascribed to such term above;

“BCSC” means the British Columbia Securities Commission;

“Business Day” means a day which is not a Saturday, a Sunday or a statutory or civic holiday, or a day on which commercial banks are not open for business, in Vancouver, British Columbia;

“Canadian Qualified Jurisdictions” means Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Prince Edward Island, Quebec, Saskatchewan, and the Yukon;

“Canadian Prospectus” means the Final Base Shelf Prospectus and the applicable Canadian Supplement;

“Canadian Qualifying Prospectus Supplement” means the shelf prospectus supplement of the Company to the Final Base Shelf Prospectus, relating to the distribution of the Underlying Securities in Canada and any and all Documents Incorporated by Reference in such shelf prospectus supplement;

“Canadian Resale Prospectus Supplement” means, to the extent required to be filed, the shelf prospectus supplement of the Company to the Final Base Shelf Prospectus, relating to the resale of the Unit Shares and Warrant Shares and any and all Documents Incorporated by Reference in such shelf prospectus supplement;

“Canadian Supplements” means the Canadian Qualifying Prospectus Supplement and, to the extent required to be filed, the Canadian Resale Prospectus Supplement;

“Class A Warrant” has the meaning ascribed to such term above;

“Class A Warrant Share” has the meaning ascribed to such term above;

“Class B Warrant Certificates” has the meaning ascribed to such term above;

“Class B Warrant” has the meaning ascribed to such term above;

“Class B Warrant Certificates” has the meaning ascribed to such term above;

“Class B Warrant Share” has the meaning ascribed to such term above;

“Closing” means each completion of the issue and sale by the Company, and the purchase by the Purchasers, of the Special Warrants on the Closing Date pursuant to the Offering, this Agreement and the Subscription Agreements;

“Closing Date” means December 17, 2025 or such earlier or later date as may be agreed to in writing by the Company and the Agent, each acting reasonably;

“Closing Time” means 8:00 a.m. (Vancouver time) on the Closing Date or such other time as the Company and the Agent may agree;

“Commission” has the meaning ascribed to that term in Section 2.4;

“Common Share” means a common share in the authorized share structure of the Company;

“Company” has the meaning ascribed to such term above;

“Disclosure Documents” means all information regarding the Company (and its predecessors and former Subsidiaries) that has been filed on SEDAR+ since January 1, 2025, or is filed on SEDAR+ on or prior to the Automatic Exercise Date, including the Financial Statements, news releases, material change reports and information circulars;

“distribution” means distribution or distribution to the public, as the case may be, as those terms are defined in Securities Laws in Canada;

“Documents Incorporated by Reference” means all final long form prospectuses, financial statements (audited and unaudited), management’s discussion and analysis, management information circulars, annual information forms, business acquisition reports, material change reports or other documents filed by the Company, whether before or after the date of this Agreement, that are required to be incorporated by reference, or that are deemed to be incorporated by reference, under Securities Laws in the Prospectuses, the Prospectus Supplements, and any Supplementary Material, as applicable;

“Empire State Mines” means the Balmat No. 4 Underground Zinc Mine (the Mine), which is known as ESM No. 4 Mine or #4 Mine, located in the Balmat-Edwards-Pierrepont mining district in northern New York State, near Gouverneur and is 25 miles south of the Port of Ogdensburg;

“Empire State Mines Technical Report” means the NI 43-101 technical report relating to Empire State Mines bearing an effective date of December 1, 2025 entitled “Empire State Mines, 2025 NI 43-101 Technical Report” and prepared by Donald R. Taylor, MSc, PG, Todd McCracken, P. Geo., Bahareh Asi, P. Eng., David Willock, P.Eng, Deepak Malhotra, SME Registered Member, Oliver Peters, MSc, P. Eng., Derick de Wit, FAusIMM, and Steven M. Trader, PG, CPG;

“Environmental Laws” has the meaning ascribed to that term in Subsection 7(ee)(i);

“Escrow Agent” means Cozen O’Connor LLP, acting in its capacity as escrow agent for the Offering pursuant to an escrow agreement by and among the Escrow Agent, the Agent and the Company;

“Exchanges” means the TSX and NYSE American;

“Executed Agreements” means, collectively, this Agreement, the Subscription Agreements, and the Special Warrant Certificates;

“Executive Order” has the meaning ascribed to that term in Section 7(ww);

“Expiry Date” has the meaning ascribed to such term above;

“Final Base Shelf Prospectus” means the final short form base shelf prospectus of the Company, including all Documentation Incorporated by Reference;

“Final Receipt” means the receipt issued by the BCSC, as principal regulator under NP 11-202, evidencing that a receipt has been, or has been deemed to be, issued for the Final Base Shelf Prospectus in each of the Canadian Qualified Jurisdictions;

“Financial Statements” means, collectively: (i) the unaudited consolidated financial statements of the Company as at, and for the three and nine months ended September 30, 2025; and (ii) the audited consolidated financial statements of the Company as at, and for the years ended December 31, 2024 and 2023, and the notes thereto, together with the report of Ernest & Young LLP thereon filed on SEDAR+;

“Governmental Authority” means any governmental authority and includes, without limitation, any national or federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board and as adopted by the Chartered Professional Accountants of Canada in Part I of The Chartered Professional Accountants Canada Handbook – Accounting, as amended from time to time;

“including” means “including without limitation”;

“Indemnification Provisions” has the meanings ascribed to that term in Section 13;

“Indemnified Parties” has the meanings ascribed to that term in Section 13;

“Introduced Investors” means Alyeska Investment Group, Lincoln Park Capital, MYDA Advisors, Citadel Global Equities, Heights Capital Management, Ashler Capital, Luminarx Capital Management, and Surveyor Capital;

“Lien” means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim or lien (statutory or otherwise), in each case, whether contingent or absolute;

“Losses” has the meaning ascribed to that term in Section 13;

“Material Adverse Effect” means any change, fact, event, circumstance or state of being which could reasonably be expected to have a material and adverse effect (actual or anticipated, whether financial or otherwise) on the business, affairs, operations, properties, assets, liabilities (contingent or otherwise), capital, results of operations or condition (financial or otherwise) of the Company or any of its Subsidiaries (taken as a whole);

“Material Agreements” means, any agreement, contract, commitment, instrument, lease or other document to which the Company or a Subsidiary is a party and which is material to the Company (on a consolidated basis);

“misrepresentation”, “material fact” and “material change” have the respective meanings ascribed to them in the Securities Act (British Columbia);

“MJDS” has the meaning ascribed to that term in Section 3(c);

“NI 43-101” has the meaning ascribed to that term in Section 7(i);

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions adopted by the Canadian Securities Administrators;

“notice” has the meaning ascribed to such term in Section 15;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions adopted by the Canadian Securities Administrators;

“NYSE American” means the NYSE American LLC;

“OFAC” has the meaning ascribed to that term in Section 7(ww);

“Offering” has the meaning ascribed to such term above;

“Offering Jurisdictions” means: (i) the United States on a private placement basis, pursuant to appropriate exemptions from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws; and (ii) in such other jurisdictions as the Company and the Agent may agree, acting reasonably;

“Opinion Jurisdiction” means the Province of British Columbia;

“Person” includes an individual, a firm, a corporation, a body corporate, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;

“Preliminary Base Shelf Prospectus” means the preliminary base shelf prospectus of the Company, including all of the Documents Incorporated by Reference, prepared by the Company and certified by the Company;

“Preliminary Receipt” means the receipt issued by the BCSC, as principal regulator under NP 11-202, evidencing that a receipt has been, or has been deemed to be, issued for the Preliminary Base Shelf Prospectus in each of the Canadian Qualified Jurisdictions;

“Preliminary Receipt Deadline” such date which is 30 days following the Closing Date;

“Property Agreements” has the meaning ascribed to that term in Section 7(g);

“Property Rights” has the meaning ascribed to that term in Section 7(g);

“Prospectus Supplements” has the meaning ascribed to that term in Section 3(g);

“Prospectuses” has the meaning ascribed to that term in Section 3(g);

“Purchasers” means the Persons who are purchasers in the Qualified Jurisdictions who, as purchasers or beneficial purchasers acquire Special Warrants by duly completing, executing and delivering the Subscription Documents;

“Qualification Date” has the meaning ascribed to such term above;

“Qualified Jurisdictions” means: (i) Canadian Qualified Jurisdictions; (ii) the United States under a private placement basis, pursuant to appropriate exemptions from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws; and (iii) and in such other jurisdictions as the Company and the Agent may agree, acting reasonably;

“Qualified Securities” means the Units, Unit Shares and Warrants issuable upon the deemed exercise of the Special Warrants;

“SEC” means the United States Securities and Exchange Commission;

“Securities Commission” means the applicable securities commission or securities regulatory authority in each of the Qualified Jurisdictions and “Securities Commissions” has a comparable meaning;

“Securities Laws” means all applicable securities laws in each of the Qualified Jurisdictions and the respective rules and regulations made thereunder, together with applicable published policy statements, instruments, orders and rulings of the securities regulatory authorities in such Qualified Jurisdictions and the rules of the Exchanges;

“SEDAR+” means the System for Electronic Data Analysis and Retrieval+ established by National Instrument 13-103 of the Canadian Securities Administrators;

“Selling Firm” has the meaning ascribed to such term above;

“Special Warrant” has the meaning ascribed to such term above;

“Special Warrant Certificate” has the meaning ascribed to such term above;

“Subscription Agreements” means the subscription agreements, in the form agreed upon by the Company and the Agent, pursuant to which Purchasers agree to subscribe for and purchase Special Warrants;

“Subscription Documents” means, with respect to a Purchaser, a Subscription Agreement duly completed by the Purchaser together with all applicable duly completed schedules to the Subscription Agreement in the forms attached thereto and any other forms or documents required under applicable Securities Laws or any other Applicable Laws;

“Subsequent Disclosure Documents” means any annual and/or interim financial statements, management’s discussion and analysis, information circulars, annual information forms, material change reports, business acquisition reports or other documents issued by the Company after the date of this Agreement that are required to be incorporated by reference into the Prospectuses, the Prospectus Supplements, or any Supplementary Material;

“Subsidiaries” means the subsidiaries of the Company, as listed in Schedule “B” hereto and “Subsidiary” means any one of the Subsidiaries;

“Supplementary Material” means, collectively, any amendment or supplement to the U.S. Resale Prospectus, to the extent required to be filed, or the Canadian Prospectus (including any document incorporated by reference therein), that may be filed by or on behalf of the Company with the Securities Commissions in the Qualified Jurisdictions after the Canadian Supplements and, to the extent required, the U.S. Resale Prospectus Supplement have been filed and prior to the expiry of the period of distribution of the Units;

“Taxes” has the meaning ascribed to that term in Section 7(t);

“TSX” means the Toronto Stock Exchange;

“Underlying Securities” means, collectively, the Qualified Securities (comprised of the Unit Shares and the Warrants), and the Warrant Shares;

“Unit” has the meaning ascribed to such term above;

“Unit Share” has the meaning ascribed to such term above;

“United States” means the United States of America, its territories and possessions and any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Final Base Prospectus” has the meaning ascribed to such term in Section 3(c);

“U.S. Person” means a “U.S. person” as defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

“U.S. Purchaser” means an original Purchaser of the Special Warrants that is an Accredited Investor who (a) is in the United States or a U.S. Person, (b) is purchasing such Special Warrants on behalf of, or for the account or benefit of, any person in the United States or any U.S. Person, (c) receives or received an offer to acquire such Special Warrants while in the United States, or (d) is in the United States at the time such person’s buy order was made or the Subscription Agreement pursuant to which such Special Warrants were acquired was executed or delivered;

“U.S. Resale Prospectus” has the meaning ascribed to such term in Section 3(e);

“U.S. Resale Prospectus Supplement” has the meaning ascribed to such term in Section 3(e);

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Laws” means all applicable securities laws in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act, and the rules and regulations promulgated thereunder, and any applicable state securities laws;

“Warrant” has the meaning ascribed to such term above;

“Warrant Acceleration” has the meaning ascribed to such term above; and

“Warrant Share” has the meaning ascribed to such term above.

1.1	Knowledge. Where any representation or warranty contained in this Agreement or any Ancillary Document is expressly qualified by reference to the “knowledge” of the Company, or where any other reference is made herein or in any Ancillary Document to the knowledge of the Company, it will be deemed to refer to the actual knowledge of the Chief Executive Officer and the Chief Financial Officer of the Company, after having made reasonable enquiry of appropriate and relevant persons.

1.2	Business Days. Where any action or step is to be taken or completed on or by a specified date, and such date is not a Business Day in the applicable jurisdiction, then such action or step may be taken or completed on the next following Business Day.

1.3	Plural and Gender. Whenever used in this Agreement, words importing the singular number only will include the plural and vice versa and words importing the masculine gender will include the feminine gender and neuter.

1.4	Currency. Unless otherwise specified, references to “US$” are to the currency of the United States of America.

2.	Terms and Conditions

2.1	Offering. Upon and subject to the terms and conditions set forth herein, the Agent hereby agrees to act, and upon acceptance hereof, the Company hereby appoints the Agent, as the Company’s exclusive agent, to offer for sale by way of private placement on a “commercially reasonable efforts” basis, without underwriter liability, the Special Warrants to be issued and sold pursuant to the Offering and the Agent agree to arrange for purchasers of the Special Warrants in the Offering Jurisdictions. Notwithstanding anything to the contrary contained herein or any oral representations or assurances previously or subsequently made by the parties hereto, this Agreement does not constitute a commitment by, or legally binding obligation of, the Agent or any of their affiliates to act as underwriters, initial purchasers, arrangers and/or placement agents in connection with any offering of securities of the Company or to provide or arrange any financing, other than the appointment as agents in connection with the Offering in accordance with the prior sentence and otherwise on the terms set forth herein.

2.2	Legal Compliance. The Company undertakes to file or cause to be filed, within the time periods stipulated by Applicable Laws, all forms, undertakings and other documents required to be filed by the Company under Applicable Laws in connection with the offer and sale of the Special Warrants in order that the distribution of the Special Warrants and the Underlying Securities may lawfully occur without the necessity of filing a prospectus, registration statement or similar document in Canada or any other jurisdiction where Special Warrants are offered and sold by the Agent. All fees payable in connection with such filings will be at the sole expense of the Company. The Company further agrees to comply with all Securities Laws and applicable stock exchange requirements (including those of the Exchanges) in connection with the distribution of the Special Warrants and the Underlying Securities.

2.3	Legends – Securities Laws. The Special Warrants, Unit Shares, the Class A Warrants, the Class B Warrants, Warrant Shares, as applicable (if issued prior to the date that is four months and one day following the Closing Date and prior to the Qualification Date) shall have attached to them, whether ownership statement issued under a direct registration system or other electronic book-entry system, or on certificates that may be issued, as applicable, any legends as may be prescribed by DTC in addition to a legend substantially in the following form:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND ONE DAY FOLLOWING THE CLOSING DATE].”

2.4	Commission. In consideration for the services rendered by the Agent hereunder, the Company will pay a cash commission (the “Commission”) at Closing to the Agent equal to up to 7% of the gross proceeds from the sale of the Special Warrants sold pursuant to the Offering.

3.	Filing of Prospectuses.

(a)	Preliminary Base Shelf Prospectus. The Company covenants and agrees to use commercially reasonable efforts to as soon as possible: (i) prepare and file the Preliminary Base Shelf Prospectus; and (ii) resolve all comments received or deficiencies raised by the BCSC in respect of the Preliminary Base Shelf Prospectus as expeditiously as possible; and (iii) obtain the Preliminary Receipt on or prior to the Preliminary Receipt Deadline.

(b)	Final Base Shelf Prospectus. The Company covenants and agrees to use commercially reasonable efforts to as soon as possible following issue of the Preliminary Receipt by the BCSC: (i) prepare and file the Final Base Shelf Prospectus; (ii) resolve all comments received or deficiencies raised by the BCSC in respect of the Final Base Shelf Prospectus as expeditiously as possible; and (iii) obtain the Final Receipt.

(c)	U.S. Final Base Prospectus. To the extent that there are any U.S. Purchasers in the Offering, concurrently with the filing of the Final Base Shelf Prospectus, the Company covenants and agrees to use commercially reasonable efforts to file with the SEC, pursuant to the Canada/United States Multi-Jurisdictional Disclosure System adopted by the Canadian Securities Commissions and the SEC (the “MJDS”), a registration statement on Form F-10 under the U.S. Securities Act, including the Final Base Shelf Prospectus with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC. Such prospectus, including the documents incorporated by reference therein and any amendments thereto, is herein called the “U.S. Final Base Prospectus.”

(d)	Canadian Qualifying Prospectus Supplement. The Company covenants and agrees to use its commercially reasonable efforts to, as soon as practicable and following the issuance of the Final Receipt, prepare and file the Canadian Qualifying Prospectus Supplement with the Securities Commissions in the Canadian Qualified Jurisdictions.

(e)	Canadian Resale Prospectus Supplement. To the extent that there are any U.S. Purchasers in the Offering, the Company covenants and agrees to use its commercially reasonable efforts to, as soon as practicable and following the issuance of the Final Receipt, and following the filing of the Canadian Qualifying Prospectus Supplement, prepare and file the Canadian Resale Prospectus Supplement with the Securities Commissions in the Canadian Qualified Jurisdictions.

(f)	U.S. Resale Prospectus Supplement. To the extent that there are any U.S. Purchasers in the Offering, within one Business Day of the filing of the Canadian Resale Prospectus Supplement with the BCSC, file with the SEC pursuant to General Instruction II.L Form F-10, the Canadian Resale Prospectus Supplement (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (the “U.S. Resale Prospectus Supplement”, and together with the U.S. Final Base Prospectus, the “U.S. Resale Prospectus”).

(g)	The U.S. Resale Prospectus (to the extent required to be filed by the Company) and the Canadian Prospectus, including the documents incorporated by reference therein, are hereinafter collectively sometimes referred to as the “Prospectuses.” The U.S. Resale Prospectus Supplement (to the extent required to be filed by the Company) and the Canadian Supplements, including the Documents Incorporated by Reference therein, are hereinafter collectively sometimes referred to as the “Prospectus Supplements.”

4.	Covenants of the Company.

In addition to the covenants of the Company set out in the other sections of this Agreement, the Company hereby covenants to and for the benefit of the Agent and the Purchasers, and acknowledges that each of them is relying on such covenants in connection with the purchase of the Special Warrants, that:

(a)	the Company will duly execute and deliver the Special Warrant Certificates on or before the Closing Date in form and substance satisfactory to the Agent and their counsel, acting reasonably, and the Company will comply with its covenants contained in the Special Warrant Certificates;

(b)	the Company will duly execute the Subscription Agreements which have been duly completed by the Purchasers subject to the terms thereof, and duly and punctually perform all the obligations to be performed by it under this Agreement and the Subscription Agreements;

(c)	not, directly or indirectly, without the prior written consent of the Agent (such consent not to be unreasonably withheld or delayed) issue, offer, sell, contract to sell, secure, pledge, grant any option, right or warrant to purchase or otherwise lend, transfer or dispose of, or agree to do any of the foregoing, or announce any intention to do any of the foregoing, in respect of any equity securities of the Company or any securities convertible into, or exchangeable or exercisable for, equity securities of the Company for a period commencing on the Closing Date and ending 30 days from the earlier of the Qualification Date and the Automatic Exercise Date, except in conjunction with (i) the grant or exercise of equity securities and other similar issuances pursuant to the existing equity compensation plan of the Company and other share compensation arrangements in place prior to the Closing Date; (ii) warrants or other convertible securities outstanding prior to the Closing Date; (iii) obligations in respect of existing agreements entered into by the Company prior to the Closing Date; (iv) for arm’s length acquisitions or mining companies or mineral projects or mining assets; (v) an equity investment by an agency within the United States government; (vi) issuances pursuant to an “at-the-market offering”; (vii) offerings of equity securities of the Company for which the Purchaser has been invited to participate; or (viii) pursuant to the conversion or exercise or the Special Warrants or the Underlying Securities

(d)	the Company will fulfil or cause to be fulfilled, at or prior to the Closing Date, each of the conditions required to be fulfilled by it set out in Section 10 hereof that are within its control (unless waived by the Agent);

(e)	the Company will use its commercially reasonable efforts to cause the Unit Shares and the Warrant Shares, to be listed and posted for trading on the Exchanges from and after the Automatic Exercise Date;

(f)	the Company will file with the Securities Commissions and the Exchanges all forms, notices and certificates required to be filed by the Company pursuant to the Securities Laws in the time required by the Securities Laws, including, for greater certainty, Form 45-106F1 of NI 45-106 and any other forms, notices and certificates set forth in the opinions delivered to the Agent pursuant to the closing conditions set forth in Section 10 hereof, as are required to be filed by the Company;

(g)	the Company will ensure that, at all times prior to the Automatic Exercise Date, a sufficient number of Common Shares are duly and validly allotted and reserved for issuance upon the due exercise of the Special Warrants and Warrants, and the Company will ensure that the Unit Shares and the Warrant Shares, upon issuance, will be duly issued as fully paid and non-assessable Common Shares and will have the attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Subscription Agreements;

(h)	the Company will fulfil all legal requirements to permit the creation, issuance, offering and sale of the Special Warrants and the Underlying Securities, all as contemplated in this Agreement and file or cause to be filed all documents, applications, forms or undertakings required to be filed by the Company and take or cause to be taken all action required to be taken by the Company in connection with the purchase and sale of the Special Warrants and the issuance of the Underlying Securities, so that the distribution of the Qualified Securities may lawfully occur without the necessity of filing a registration statement in the United States or similar document in any other jurisdiction;

(i)	the Company shall use the net proceeds from the sale of the Special Warrants to advance completion of the feasibility study for the Company’s Kilbourne Graphite project and to fund working capital and general corporate purposes

(j)	at all times prior to the completion of the distribution of the Qualified Securities, the Company will continue to operate its business in material compliance with Applicable Laws and in the ordinary course;

(k)	the Company will forthwith notify the Agent of any breach of any covenant of this Agreement or any Ancillary Document by any party thereto, or upon it becoming aware that any representation or warranty of the Company contained in this Agreement or any Ancillary Document is or becomes untrue or inaccurate in any material respect;

(l)	the Company will advise the Agent, promptly after receiving notice thereof, of the time when the Prospectuses and Prospectus Supplements and any Supplementary Material have been filed and receipts therefor have been obtained pursuant to NP 11-202, if applicable, and will provide evidence reasonably satisfactory to the Agent of each such filing and copies of such receipts;

(m)	the Company will advise the Agent, promptly after receiving notice or obtaining knowledge thereof, of:

(i)	the issuance by any Securities Commission of any order suspending or preventing the use of the Prospectuses and Prospectus Supplements or any Supplementary Material;

(ii)	the institution, threatening or contemplation of any proceeding for any such purposes;

(iii)	any order, ruling, or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company (including the Special Warrants or the Underlying Securities) having been issued by any Securities Commissions or the institution, threatening or contemplation of any proceeding for any such purposes; or

(iv)	any requests made by any Securities Commissions to amend or supplement the Prospectuses and Prospectus Supplements or to provide additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in Section 4(m)(i) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(n)	for a period of 36 months following the Closing Date, use its commercially reasonable efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Canadian Securities Laws in each of the applicable Canadian Qualified Jurisdictions where the Company is a “reporting issuer” as at the date hereof, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Company and shall not limit or be construed as limiting or restricting the Company from completing any consolidation, amalgamation, arrangement, business combination, sale of all or substantially all of the Company’s assets, take-over bid, merger or other similar transaction, or any transaction which would result in the Company ceasing to be a “reporting issuer” so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or the United States, or the holders of Common Shares have approved the transaction in accordance with the requirements of applicable corporate laws and Securities Laws and the policies of the Exchanges;

(o)	use its commercially reasonable efforts to maintain the listing of the Common Shares (including those issuable pursuant to the Offering) on the Exchanges or such other recognized stock exchange or quotation system as the Agent may approve, acting reasonably, for a period of 36 months following the Closing Date, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Company and shall not limit or be construed as limiting or restricting the Company from completing any consolidation, amalgamation, arrangement, business combination, sale of all or substantially all of the Company’s assets, take-over bid, merger or other similar transaction, or any transaction which would result in the Common Shares ceasing to be listed so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or the United States, or the holders of Common Shares have approved the transaction in accordance with the requirements of applicable corporate laws and Securities Laws and the policies of the Exchanges;

(p)	In addition to the covenants of the Company set out in the other sections of this Agreement, the Company hereby further covenants to and for the benefit of the Agent and the Purchasers, and acknowledges that each of them is relying on such covenants in connection with the purchase of the Special Warrants, that following the Closing:

(i)	the Company will allow the Agent to participate in the preparation of the Prospectus Supplements and any Supplementary Material that the Company is required to file under the Securities Laws in Canada or the United States, as applicable, relating to the Offering;

(ii)	the Company will deliver to the Agent, without charge, contemporaneously with, or prior to the filing of, unless otherwise indicated:

(A)	a copy of any document filed with, or delivered to, the Securities Commissions by the Company under the Securities Laws in the Qualified Jurisdictions with the Prospectus Supplements;

(B)	a certificate dated the date of the Canadian Prospectus Supplement, addressed to the Agent and signed by the Chief Executive Officer and Chief Financial Officer of the Company, certifying for and on behalf of the Company, and not in their personal capacities, after having made due inquiries, with respect to the following matters:

(C)	the Company having complied with all of the covenants and satisfied all of the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the date of the Canadian Prospectus Supplement;

(D)	no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the issue of the Special Warrants or the Underlying Securities or any of the Company’s issued securities having been issued and no proceeding for such purpose being pending or, to the knowledge of such officers, threatened;

(E)	the representations and warranties of the Company contained in this Agreement and in any certificates of Company delivered pursuant to or in connection with this Agreement being true and correct in all material respects as at the date of the Canadian Prospectus Supplement, with the same force and effect as if made on and as at the date of the Canadian Prospectus Supplement, after giving effect to the transactions contemplated by this Agreement; and

(F)	since the Closing Time there having been no Material Adverse Effect; and

(q)	the Company will, until the earlier of the Qualification Date and the Automatic Exercise Date, deliver to the Agent copies of all correspondence and other written communications between the Company and any Securities Commission or other Governmental Authority relating to the Offering and will generally keep the Agent apprised of the status of, including all developments relating to, the Offering.

5.	Agent’s Representations, Warranties and Covenants.

The Agent hereby represents and warrants to, and covenants with the Company that:

(a)	it is duly qualified and registered to carry on business as a securities dealer in each of the jurisdictions where the sale of the Special Warrants requires such qualification and/or registration in a manner that permits the sale of the Special Warrants on a basis described in Section 5(c);

(b)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein;

(c)	it will offer and solicit offers for the purchase of the Special Warrants in compliance with Applicable Laws and only from such persons and in such manner that, pursuant to applicable Securities Laws and the securities laws of any other jurisdiction applicable to the offer, sale and solicitation of the Special Warrants under this Offering, no prospectus, registration statement or similar document need be delivered or filed, other than any prescribed reports of the issue and sale of the Special Warrants and, in the case of any jurisdiction other than the Qualified Jurisdictions, no continuous disclosure obligations will be created;

(d)	it will make any offers or sales of Special Warrants in accordance with the terms of this Agreement;

(e)	it will conduct, and will cause its affiliates and any person acting on its behalf to conduct, activities in connection with arranging for the offer and sale of the Special Warrants in compliance with applicable Securities Laws and the securities laws of any other jurisdiction applicable to the offer and sale of the Special Warrants;

(f)	it will use commercially reasonable efforts to obtain from each Purchaser a completed and executed Subscription Agreement, together with all Subscription Documents (including documents required by the Exchanges, if any) as may be necessary in connection with subscriptions for Special Warrants to ensure compliance with applicable Securities Laws and the securities laws of any other jurisdiction applicable to the offer and sale of the Special Warrants under this Offering;

(g)	it and its affiliates and representatives have not engaged in or authorized, and will not engage in or authorize, any form of general solicitation or general advertising in connection with or in respect of the Special Warrants in any newspaper, magazine, printed media of general and regular paid circulation or any similar medium, or broadcast over radio or television or otherwise, or conducted any seminar or meeting concerning the offer or sale of the Special Warrants whose attendees have been invited by any general solicitation or general advertising;

(h)	it has internal policies and/or procedures in place to verify investor status and has followed such policies and/or procedures; and

(i)	it has not and will not, in connection with the Offering, make any representation or warranty with respect to the Company or the Special Warrants except pursuant to any disclosure otherwise expressly authorized in writing by the Company.

6.	Material Changes During Distribution.

During the period from the date of this Agreement to the Automatic Exercise Date, the Company will, upon becoming aware of same, promptly notify the Agent (and, if requested by the Agent, confirm such notification in writing) of: (a) any material change (actual, anticipated, contemplated or threatened) in the business, operations, assets, liabilities (contingent or otherwise) or capital of the Company; (b) any material fact which has arisen or has been discovered following the Closing Date and is required to be stated in the Prospectuses and Prospectus Supplements or any Supplementary Material or which would have been required to have been stated in the Prospectuses and Prospectus Supplements or any Supplementary Material had the fact arisen or been discovered on, or prior to, the date of such document; and (c) any change in any material fact (which for the purposes of this Agreement will be deemed to include the disclosure of any previously undisclosed material fact) contained in the Disclosure Documents, the Prospectuses and Prospectus Supplements or any Supplementary Material which change is, or may be, of such a nature as to render any statement in the Disclosure Documents, the Prospectuses and Prospectus Supplements or any Supplementary Material misleading or untrue in any material respect or which would result in a misrepresentation in the Disclosure Documents, the Prospectuses and Prospectus Supplements or any Supplementary Material or which would result in the Disclosure Documents, the Prospectuses and Prospectus Supplements or any Supplementary Material not complying with the Securities Laws in the Qualified Jurisdictions.

The Company will promptly, and in any event within any applicable time limitation, comply with all applicable filing and other requirements under the Securities Laws in the Qualified Jurisdictions as a result of such fact or change; provided, however, that the Company must not file any Supplementary Material or other document without first advising the Agent with respect to the form and content thereof, it being understood and agreed that no such Supplementary Material or document may be filed with any Securities Commissions prior to advising the Agent. The Company must in good faith discuss with the Agent any fact or change in circumstance which is of such a nature that there is or could be reasonable doubt whether notice need be given under this Section 6.

7.	Representations and Warranties and Additional Covenants of the Company.

The Company represents and warrants to, and covenants with, the Agent and the Purchasers, and acknowledges that each of them is relying upon such representations and warranties and covenants in entering into this Agreement and completing the Closing, that as of the date hereof and the Closing Time or as of such other time as is contemplated by any representation, warranty or covenant set forth below:

(a)	the Company is validly existing under the laws of British Columbia and has all requisite corporate power, capacity and authority to: (i) own, lease and operate its assets and conduct its business as currently conducted or proposed to be conducted and to execute, deliver and carry out its obligations under this Agreement and all Ancillary Documents, and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder in accordance with the terms hereof and thereof; (ii) create, offer, issue and sell the Special Warrants; (iii) to create, issue and deliver the Warrants, in accordance with this Agreement; and (iv) to allot, reserve, issue and deliver the Unit Shares, the Warrant Shares, as fully paid and non-assessable Common Shares, in accordance with this Agreement;

(b)	each Subsidiary has been duly incorporated and is validly existing under the laws of its jurisdiction of incorporation and has all requisite corporate power, capacity and authority to own, lease and operate its property and assets and conduct its business as currently conducted or proposed to be conducted, and where required, has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases property, or conducts any business and is not precluded from carrying on business or owning property in such jurisdictions by any other commitment, agreement or document;

(c)	the Subsidiaries listed in Schedule “B” hereto are the only subsidiaries of the Company, and the Company has no subsidiaries and no investment in any person which is or would be material to the business and affairs of the Company other than the Subsidiaries. The Company beneficially owns, directly or indirectly, the percentage indicated on Schedule “B” hereto of the issued and outstanding shares in the capital of the Subsidiaries which are, other than as disclosed to the Agent, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares have been duly authorized and are validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of any of the Subsidiaries or any other security convertible into or exchangeable for any such shares;

(d)	the Company has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and each Ancillary Document and to observe and perform the provisions of this Agreement and each Ancillary Document in accordance with the provisions hereof and thereof, including the creation and issue of the Special Warrants and the Underlying Securities upon the terms and conditions set forth herein and the issue and delivery of the Unit Shares and Warrants upon the exercise of the Special Warrants, the issue and delivery of the Warrant Shares upon the exercise of the Warrants;

(e)	none of the Company nor any of its Subsidiaries has committed an act of bankruptcy and is insolvent, has proposed a compromise or arrangement to any of its creditors, has had a petition or a receiving order in bankruptcy filed against it, has made a voluntary assignment in bankruptcy, has taken any action with respect to a compromise or arrangement, has taken any action to have itself declared bankrupt or wound-up, has taken any action to have a receiver appointed for any of its property or has had any execution or distress become enforceable or levied upon any of its property or assets, and at the Closing Time, the Company will not be an insolvent person (as that term is defined in the Bankruptcy and Insolvency Act (Canada));

(f)	each of the Company and its Subsidiaries has conducted and is conducting its business in material compliance with all applicable laws and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to it of each jurisdiction in which it carries on business and each of the Company and its Subsidiaries holds all material requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries has received a written notice of non-compliance, nor does it know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which would have a Material Adverse Effect;

(g)	to the best of the Company’s knowledge, except as disclosed in the Disclosure Documents, each of the Company and the Subsidiaries is the absolute legal and beneficial owner of, and has good and marketable title to, all of its properties and the related assets (including the Empire State Mine as well as any interest in, or right to earn an interest in, any mineral property) (collectively, the “Property Rights”) under valid, subsisting and enforceable agreements or other recognized and enforceable documents or instruments (collectively, the “Property Agreements”) and no other property or assets are necessary for the conduct of the business of the Company or the Subsidiaries as currently conducted. The Company is not aware of any claim or of the basis for any claim that might or could materially and adversely affect the right of the Company or the Subsidiaries to use, transfer or otherwise exploit the properties and the related assets of the Company and the Subsidiaries (including, for greater certainty, the Empire State Mine) and, except as disclosed in the Disclosure Documents, none of the Company nor any of the Subsidiaries has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the properties and the related assets (including, for greater certainty, the Empire State Mine);

(h)	no material property rights, easements, rights of way, access rights (including but not limited to any mineral, geothermal and water rights) other than the Property Rights are necessary for the conduct of the business of the Company as currently being conducted, and there are no material restrictions on the ability of the Company to use or otherwise exploit any such Property Rights, and the Company does not know of any claim or basis for a claim that may adversely affect such rights in any respects; in addition the Company has all material licenses, registrations, qualifications, permits, consents and authorizations necessary for the conduct of the business of the Company as currently conducted and all such licenses, registrations, qualifications, permits, consents and authorizations are valid and subsisting and in good standing in all material respects;

(i)	the Company is in compliance in all material respects with the provisions of National Instrument 43-101 – Standards of Disclosure for Mineral Properties (“NI 43-101”) and has filed all technical reports required thereby and there has been no change that would require the filing by the Company of a new technical report under NI 43-101. In addition, with respect to each news release issued, and any other documents filed, by or on behalf of the Company in respect of which any requirements of NI 43-101 applied, each such news release and document also materially complied with the requirements of NI 43-101;

(j)	the Empire State Mines Technical Report complies in all material respects with the requirements of NI 43-101 at the time of filing thereof and the Empire State Mines Technical Report reasonably estimates the quantity of mineral resources and reserves, as applicable, attributable to Empire State Mines, evaluated as at the date stated therein based upon information available at the time each Technical Report was prepared, and the Company made available to the authors of the Technical Reports, prior to the issuance thereof, for the purpose of preparing such reports, all information requested by them, and none of such information contained any misrepresentation (as defined under applicable Securities Laws) at the time such information was so provided;

(k)	to the knowledge of the Company, all of the material assumptions underlying the mineral resource and reserve estimates, as applicable, in the Empire State Mines Technical Report are reasonable and appropriate, and the disclosure of the estimates of mineral resources and reserves comply in all material respects with NI 43-101;

(l)	no legal or governmental proceedings or inquiries are pending to which the Company or any of its Subsidiaries is a party or to which the property thereof is subject that would result in the revocation or modification of any certificate, authority, permit or license necessary to conduct the business now owned or operated by the Company or any of its Subsidiaries which, if the subject of an unfavourable decision, ruling or finding could reasonably be expected to have a Material Adverse Effect and, to the knowledge of the Company, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Company or any of its Subsidiaries or with respect to the properties or assets thereof;

(m)	there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or, to the best of the Company’s knowledge, pending or threatened against or affecting the Company or any of its Subsidiaries, or the directors, officers or employees thereof, at law or in equity or before or by any commission, board, bureau or agency of any kind whatsoever and, to the best of the Company’s knowledge, there is no basis therefor and neither the Company nor any of its Subsidiaries is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, either separately or in the aggregate, is or could reasonably be expected to have a Material Adverse Effect or that would adversely affect the ability of the Company to perform its obligations under this Agreement or any of the Ancillary Documents;

(n)	neither the Company nor any of its Subsidiaries is in violation of its constating documents or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease, licence or other agreement or instrument to which it is a party or by which it or its property or assets may be bound;

(o)	there exists no actual or, to the knowledge of the Company, threatened termination, cancellation or limitation of, or any material adverse modification or material change in, the business relationship of the Company and the Subsidiaries, with any partner, supplier or customer, or any group of suppliers or customers whose business with or whose purchases or inventories/components provided to the business of the Company and the Subsidiaries are individually or in the aggregate material to the assets, business, properties, operations or financial condition of the Company and the Subsidiaries. All such business relationships are intact and mutually cooperative, and there exists no condition or state of fact or circumstances that would prevent the Company and the Subsidiaries from conducting such business with any such partner, supplier or customer, or group of suppliers or customers in the same manner in all material respects as currently conducted;

(p)	to the knowledge of the Company, no counterparty to any material obligation, agreement, covenant or condition contained in any Material Agreement to which the Company or any of its Subsidiaries is a party is in default in the performance or observance thereof, except where such violation or default in performance would not reasonably be expected to have a Material Adverse Effect;

(q)	each Material Agreement is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. The Company and the Subsidiaries, as applicable, have performed all material obligations in a timely manner under each Material Agreement. None of the Company nor the Subsidiaries is in violation, breach or default nor has it received any notification from any party claiming that the Company or Subsidiaries, as applicable, is in breach, violation or default under any Material Agreement and no other party, to the knowledge of the Company, is in breach, violation or default of any term under any Material Agreement;

(r)	except as disclosed in the Disclosure Documents, neither the Company nor any of its Subsidiaries has approved, or has entered into any agreement in respect of: (i) the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company whether by asset sale, transfer of shares or otherwise; (ii) the change in control (by sale, transfer or other disposition of shares or sale, transfer, lease or other disposition of all or substantially all of the property and assets of the Company or any of its Subsidiaries) of the Company; or (iii) a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Company;

(s)	the authorized share structure of the Company consists of an unlimited number of Common Shares, of which as of the date hereof, 91,616,438 Common Shares were issued and outstanding as fully paid and non-assessable shares. As of the date hereof, other than: (i) outstanding stock options to acquire an aggregate of 7,984,444 Common Shares; (ii) outstanding share purchase warrants to acquire an aggregate of 4,000,000 Common Shares; and (iii) the Special Warrants; no Person will hold any securities convertible or exchangeable into securities of the Company or have any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities (including convertible securities) of the Company;

(t)	all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by each of the Company and each of its Subsidiaries have been paid. All tax returns, declarations, remittances and filings required to be filed by the Company have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. No examination of any tax return of the Company or any of its Subsidiaries is currently in progress to the knowledge of the Company and there are no issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by the Company or any of its Subsidiaries in any case;

(u)	except as disclosed in the Disclosure Documents, no Person who owns, directly or indirectly, more than 10% of any class of securities of the Company or securities of any Person exchangeable for more than 10% of any class of securities of the Company, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such Person) with the Company which, as the case may be, materially affects, is material to or will materially affect the Company;

(v)	the Company is not party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any of the securities of the Company or any of its Subsidiaries;

(w)	except as disclosed in the Financial Statements, other than liabilities incurred in the ordinary course of the Company’s business, there are no material liabilities of the Company, whether direct, indirect, absolute, contingent or otherwise, and the Company has not made any loans to or guaranteed the obligations of any Person;

(x)	the Company is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where non-compliance with such laws could not reasonably be expected to have a Material Adverse Effect;

(y)	the Company is not aware of any legislation, regulation or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Company or any of its Subsidiaries presently in force or, to the Company’s knowledge, proposed to be brought into force, or any pending or contemplated change to any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Company or any of its Subsidiaries presently in force, that the Company reasonably expects the Company or any of its Subsidiaries will be unable to comply with or which could reasonably be expected to result in a Material Adverse Effect;

(z)	all information which has been prepared by the Company relating to the Company and its business, properties and liabilities and made available to the Agent was, as of the date of such information and is as of the date hereof, true and correct in all material respects, taken as a whole, and no fact or facts have been omitted therefrom which would make such information materially misleading;

(aa)	the Company has not withheld and will not withhold from the Agent prior to the date hereof, any material fact relating to the Company or any of its Subsidiaries;

(bb)	the minute books and corporate records of the Company and the Subsidiaries for the period from incorporation to the date hereof made available to the Agent contain copies of all proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders and the directors (or any committee thereof) thereof and there have been no other meetings, resolutions or proceedings of the shareholders or directors of the Company and the Subsidiaries to the date hereof not reflected in such corporate records, other than those which are not material to the Company and the Subsidiaries, as the case may be;

(cc)	all necessary corporate action has been taken by the Company to authorize the valid creation, issue and sale of, and the delivery by the Company of the Special Warrants and the Qualified Securities, the Unit Shares, the Warrants, and the Warrant Shares via physically certificated form;

(dd)	upon payment of the requisite consideration therefor: the Special Warrants will be validly created and issued; upon the exercise of the Special Warrants in accordance with the Special Warrant Certificates, the Units will be validly created and issued, consisting of the Unit Shares validly issued as fully paid and non-assessable Common Shares and the Warrants validly created and issued, as applicable; and upon the due exercise of the Warrants in accordance with the Warrant Certificates, the Warrant Shares will be validly issued as fully paid and non-assessable Common Shares;

(ee)	to the knowledge of the Company, in respect of the Company and the Subsidiaries:

(i)	they are not in violation of any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licenses, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively “Environmental Laws”) except where such violation would not have a Material Adverse Effect;

(ii)	they have operated their businesses at all times and have received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws except where such violation would not have a Material Adverse Effect;

(iii)	there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by the Company or any Subsidiary that have not been remedied except where such failure to remedy would not have a Material Adverse Effect;

(iv)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of the Company or any Subsidiary except where such orders, directions or notices being issued or remaining outstanding would not have a Material Adverse Effect;

(v)	they have not failed to report to the proper federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign, the occurrence of any event which is required to be so reported by any Environmental Laws except where such failure would not have a Material Adverse Effect; and

(vi)	they hold all licenses, permits and approvals required under any Environmental Laws in connection with the operation of their businesses and the ownership and use of their assets, all such licenses, permits and approvals are in full force and effect and the Company and the Subsidiaries have not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by them as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated except where same would not have a Material Adverse Effect;

(ff)	none of the: (i) creation, issuance and sale of the Special Warrants or the creation or issuance of the Underlying Securities; (ii) the execution and delivery of this Agreement or any Ancillary Document; (iii) compliance by the Company with the provisions of this Agreement or any of the Ancillary Documents; or (iv) consummation of the transactions contemplated herein including, without limitation, the creation, issue, sale and delivery (as the case may be) of the Special Warrants, and the Underlying Securities will: (A) require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any Governmental Authority, court, stock exchange, securities regulatory authority, any class or classes of the securityholders of the Company or other Person, except: (x) such as have already been obtained; or (y) such as may be required under applicable Securities Laws of the Qualified Jurisdictions and will be obtained in compliance with the requirements of Securities Laws of the Qualified Jurisdictions and the Exchanges; or (B) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under (whether after notice or lapse of time or both), any Material Agreement to which the Company or any Subsidiary of the Company is a party or by which any of them or any of the assets thereof are bound, or the articles, by-laws or any other constating document of the Company or any Subsidiary of the Company or any resolution passed by the directors (or any committee thereof) or shareholders of the Company or any of its Subsidiaries, or any statute or any judgment, decree, order, rule, policy or regulation of any court, Governmental Authority, arbitrator, stock exchange or securities regulatory authority applicable to the Company or any of its Subsidiaries or any of the assets thereof, which could have a Material Adverse Effect;

(gg)	each of this Agreement, the Special Warrant Certificates and the Subscription Agreements (when accepted by the Company) has been duly authorized, executed and delivered by the Company and constitutes a valid and legally binding obligation of the Company enforceable against the Company in accordance with the terms hereof or thereof, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(hh)	there has not occurred any Material Adverse Effect which has not been generally publicly disclosed in a Disclosure Document;

(ii)	the Company is in compliance in all material respects with its timely and continuous disclosure obligations under Canadian Securities Laws, and, without limiting the generality of the foregoing, there has been no material fact or material change relating to the Company which has not been publicly disclosed and, except as may have been corrected by subsequent disclosure, the information and statements in the Disclosure Documents were true and correct as of the respective dates of such information and statements and at the time such documents were filed on SEDAR+, did not contain any misrepresentations and no material facts have been omitted therefrom which would make such information materially misleading, and the Company has not filed any confidential material change reports which remain confidential as at the date hereof;

(jj)	no order preventing, ceasing or suspending trading in any securities of the Company or prohibiting the issue and sale of securities by the Company has been issued and no proceedings for any of such purposes have been instituted or, to the knowledge of the Company, are pending, contemplated or threatened;

(kk)	the Financial Statements and the notes thereto, present fairly, in all material respects, the financial position of the Company and the statements of profit or loss and other comprehensive income, changes in equity and cash flow of the Company as at the dates and for the periods specified in such Financial Statements, and have been prepared in conformity with IFRS applied on a consistent basis throughout the periods involved, and there has been no material change in accounting policies or practices of the Company since December 31, 2024, other than in accordance with IFRS;

(ll)	other than as disclosed in the Disclosure Documents or in respect of this Offering since January 1, 2025, none of the Company or any of its Subsidiaries has:

(i)	paid or declared any dividend or incurred any material capital expenditure or made any commitment therefor;

(ii)	incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not, and which in the aggregate are not, material; or

(iii)	entered into any material transaction;

(mm)	other than the Agent and except as may be consented to by the Agent, there is no Person acting or purporting to act at the request of the Company, who is entitled to any brokerage underwriting, finders’, advisory or agency fee in connection with the Offering;

(nn)	the Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in Canada and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any material differences;

(oo)	the Company is a reporting issuer or the equivalent thereof in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Prince Edward Island, Saskatchewan, and the Yukon and is not in default of any of its obligations under the securities laws of such Provinces or Territories;

(pp)	the Common Shares are listed on the Exchanges, and the Company is in material compliance with all rules, regulations and policies of the Exchanges;

(qq)	the Company and each of its Subsidiaries have its properties and assets insured against loss or damage by insurable hazards or risks on a replacement cost basis. Such insurance coverage is of a type and in an amount typical to the business in which the Company operates as conducted by a reasonably prudent person based on the advice of reputable insurance brokers consulted by such person. In the last twelve months none of the Company nor any of its Subsidiaries has made any material claim on any policy of insurance or been refused any insurance coverage sought or applied for. The Company does not have any reason to believe that it will not be able to renew the existing insurance coverage of the Company and its Subsidiaries as and when such coverage expires or obtain similar coverage from similar insurers as may be necessary to continue with its businesses at a cost that would not have a Material Adverse Effect;

(rr)	each employee of the Company and its Subsidiaries has signed a confidentiality and non-disclosure agreement and, to the knowledge of the Company, there have not been any breaches of such confidentiality and non-disclosure agreements and the employment of any key employee or the retainer of any key consultant of the Company or any of its Subsidiaries does not, to the knowledge of the Company, violate any non-disclosure or non-competition agreement between any such employee or consultant and a third party;

(ss)	no material work stoppage, strike, lock-out, labour disruption, dispute grievance, arbitration, proceeding or other conflict with the employees of the Company or the Subsidiaries currently exists or, to the knowledge of the Company, is imminent or pending and the Company and the Company Subsidiaries is in material compliance with all provisions of all federal, national, regional, provincial and local laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours;

(tt)	to the knowledge of the Company, no action has been taken or is being contemplated to organize or unionize any employees of the Company or its Subsidiaries;

(uu)	none of the Company, the Subsidiaries or, to the best knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or the Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada), as amended (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA), or any “foreign public official” (as such term is defined in the CFPOA), or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the CFPOA, and each of the Company and the Company Subsidiaries has conducted their businesses in compliance with the FCPA and the CFPOA;

(vv)	the operations of the Company and the Subsidiaries are and have been conducted, at all times, in material compliance with all applicable financial recordkeeping and reporting requirements of applicable anti-money laundering statutes of the jurisdictions in which the Company and the Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of the Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened; and

(ww)	none of the Company, the Subsidiaries nor, to the knowledge of the Company and the Subsidiaries, any of their affiliates is: (i) a person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 (the “Executive Order”); (ii) a person owned or controlled by, or acting for or on behalf of, any person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (iii) a person with which the Purchasers are prohibited from dealing or otherwise engaging in any transaction by any applicable federal, provincial and state laws relating to terrorism or money laundering (“Anti-Terrorism Laws”); (iv) a person that commits, threatens or conspires to commit or supports “terrorism” as defined in the Executive Order; or a person that is named as a “specially designated national and blocked person” on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control (“OFAC”) on its official website or any replacement website or other replacement official publication of such list or any other person (including any foreign country and any national of such country) with whom the United States Treasury Department prohibits doing business in accordance with OFAC regulations;

(xx)	none of the Company and the Subsidiaries nor, to the knowledge of the Company and the Subsidiaries, any director, officer, broker, employee, affiliate, agent or other person associated with or acting on behalf of the Company or the Subsidiaries: (i) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any person described in Section 7(tt) above; or (ii) deals in, or otherwise engages in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order;

(yy)	no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or the Subsidiaries with respect to Anti-Terrorism Laws is pending or, to the knowledge of the Company and the Subsidiaries, threatened;

(zz)	to the knowledge of the Company, no dispute between the Company and any local, native or indigenous group exists or is threatened or imminent with respect to any of the Company’s properties or exploration activities that could reasonably be expected to have a Material Adverse Effect;

(aaa)	to the knowledge of the Company, no officer, director, employee or any other Person not dealing at arm’s length with the Company or a Subsidiary, or any associate or affiliate of any such Person, owns, has or is entitled to any royalty or any other encumbrances or claims of any nature whatsoever on the Empire State Mines or other assets or any revenue or rights attributed thereto;

(bbb)	to the knowledge of the Company, no employee or agent of the Company or a Subsidiary has made an unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign or Canadian governmental officer or official or other Person charged with similar public or quasi-public duties; and

(ccc)	the Company or, to the best knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company has not been or is not currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department and the Company will not directly or indirectly use any proceeds of the distribution of the Special Warrants or lend, contribute or otherwise make available such proceeds to the Company or to any affiliated entity, joint venture partner or other person or entity, to finance any investments in, or make any payments to, any country or person targeted by any of the sanctions of the United States.

8.	Closing.

The purchase and sale of the Special Warrants will be completed at the Closing Time at the offices of Borden Ladner Gervais LLP in Vancouver, British Columbia, or at such other place as the Company and the Agent may agree upon. At or prior to the Closing Time, the Company will, subject to the provisions of Section 10, duly and validly deliver to the Agent, on its behalf and as the Agent may direct may direct in writing and definitive certificates representing, against payment at the direction of the Company, in lawful money of the United States, by wire transfer of an amount equal to the aggregate subscription price for the number of Special Warrants being issued and sold hereunder less the Commission and all expenses of the Agent payable by the Company to the Agent in accordance with Section 9 hereof. At the Closing Time, the Agent and the Company shall authorize the Escrow Agent to deliver to the Company the gross proceeds of the Offering, less the Commission and the Agent’s Expenses (as defined below).

9.	Fees and Expenses of the Company.

The Company will pay all expenses and fees in connection with the Offering, including, without limitation: (a) all expenses of or incidental to the creation, issue, sale or distribution of the Special Warrants and the Underlying Securities; (b) all costs incurred in connection with the preparation of documentation relating to the Offering (including the qualification and distribution pursuant to the Prospectuses and Prospectus Supplements related to the issue of the Qualified Securities); (c) the fees and expenses of counsel and auditors to the Company and the Company’s escrow agent; (d) all applicable filing, regulatory and Exchange fees; and (e) reasonable fees and expenses incurred by the Agent (the “Agent’s Expenses”) which shall include “out of pocket” expenses, and the reasonable fees and disbursements of the Agent’s legal counsel, up to a maximum of US$65,000 in the aggregate. The Company agrees that it will be solely responsible for all fees invoiced by Agent’s counsel (inclusive of taxes and disbursements), which fees, taxes and disbursements shall be payable whether or not the Offering is completed, subject to the maximum set out above. All fees and expenses incurred by the Agent or on its behalf will be payable by the Company immediately upon receiving an invoice therefor from the Agent and will be payable whether or not the Offering is completed.

10.	Closing Conditions.

In addition to the deliveries contemplated by Section 8, the Agent’s obligation to close the sale of Special Warrants sold under the Offering, at the Closing Time will be conditional upon the fulfilment at or before the Closing Time of the following conditions:

(a)	the Agent will have received at the Closing Time a certificate dated as of the Closing Date addressed to the Agent and signed by the Chief Executive Officer and Chief Financial Officer of the Company, in a form satisfactory to the Agent, acting reasonably, certifying for and on behalf of the Company and without personal liability, after having made due enquiries, that: (i) the Company has complied in all material respects (except where already qualified by materiality, in which case the Company has complied in all respects) with all the covenants and satisfied in all material respects (except where already qualified by materiality, in which case the Company has satisfied in all respects) all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time; (ii) the representations and warranties of the Company contained in this Agreement and any certificate of the Company delivered hereunder are true and correct in all material respects (or, in the case of any representation or warranty containing a materiality or Material Adverse Effect qualification, in all respects) as at the Closing Time with the same force and effect as if made on and as at such Closing Time after giving effect to the transactions contemplated by this Agreement; and (iii) no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting or suspending the offering, issue or sale of the Special Warrants or any of the Company’s issued securities, having been issued, and no proceeding for such purpose being threatened or, to the knowledge of such officers, pending;

(b)	the Agent will have received at the Closing Time a certificate dated the Closing Date, signed by appropriate officers of the Company addressed to the Agent and counsel to the Agent, with respect to the constating documents of the Company, all resolutions of the Company’s board of directors relating to this Agreement, the Ancillary Documents, the creation, issuance, offering, sale, allotment and reservation (as applicable) of the Special Warrants, and the Underlying Securities and the consummation of the respective transactions contemplated herein and therein, and the incumbency and specimen signatures of signing officers and such other matters as the Agent may reasonably request;

(c)	the Subscription Agreements will have been accepted, executed and delivered by the Company and the other parties thereto in a form and substance satisfactory to the Agent and its counsel, acting reasonably;

(d)	the Agent will have received favourable legal opinions addressed to the Purchasers, the Agent and their counsel, Cozen O’Connor LLP, dated and delivered the Closing Date from the Company’s counsel, Borden Ladner Gervais LLP, in form and substance satisfactory to the Agent and their counsel, acting reasonably, with respect to the following matters, subject to such reasonable assumptions and qualifications customary with respect to transaction of this nature as may be accepted by the Agent and its counsel:

(i)	the Company is a valid and existing company under the laws of the Province of British Columbia and is, with respect to the filing of annual reports, in good standing, and has all necessary corporate power and capacity to own, lease or license, as the case may be, its properties and assets and carry on its business;

(ii)	as to the authorized and issued share structure of the Company;

(iii)	the Special Warrants have been duly and validly created, authorized and issued;

(iv)	the Unit Shares comprised in the Units have been duly and validly created, authorized and reserved for issuance and, upon the exercise or the automatic exercise of the Special Warrants in accordance with the terms of the Special Warrant Certificates, will be duly and validly issued as fully paid and non-assessable Common Shares.

(v)	the Warrants comprised in the Units, have been duly and validly created, authorized and reserved for issuance and, upon the exercise or the automatic exercise of the Special Warrants in accordance with the terms of the Special Warrant Certificates, will be duly and validly issued;

(vi)	the Warrant Shares underlying the Warrants have been duly and validly created, authorized and reserved for issuance, and upon the exercise of the Warrants in accordance with the terms of the applicable Warrant Certificates, including payment of the aggregate exercise price per Warrant, will be duly and validly issued and outstanding as fully paid and non-assessable Common Shares;

(vii)	the form and terms of the definitive certificate representing the Common Shares, the Special Warrant Certificates, and the Warrant Certificates, have been approved by the directors of the Company and comply in all material respects with the Business Corporations Act (British Columbia), the constating documents of the Company and the rules of the Exchanges;

(viii)	the Company has all necessary corporate power and capacity: (i) to execute and deliver this Agreement and the Ancillary Agreements and perform its obligations thereunder; (ii) to create, issue and sell the Special Warrants; (iii) to create, allot, reserve for issuance and issue the Unit Shares and Warrants upon the exercise or deemed exercise of the Special Warrants; and (iv) to allot, reserve for issuance and issue the Warrant Shares upon exercise of the Warrants;

(ix)	the Company has duly authorized, executed and delivered, the Executed Agreements and the performance of its obligations under this Agreement and the Ancillary Agreements, including: (i) the creation, issuance, sale and delivery of the Special Warrants; (ii) the creation, issuance and delivery of the Unit Shares and Warrants to be issued on the exercise or automatic exercise of the Special Warrants; and (iii) the issuance of the Warrant Shares upon exercise of the Warrants;

(x)	the Company has as a matter of corporate law duly executed and delivered the Executed Agreements;

(xi)	each of the Warrant Certificates, will, upon issuance, be validly created, executed and issued by the Company as a matter of corporate law;

(xii)	(i) the execution and delivery of this Agreement and the Ancillary Agreements and the performance of the terms thereof; (ii) the offer, issue and sale of the Special Warrants, the issue and delivery of the Unit Shares and the Warrants comprising the Units upon the exercise or automatic exercise of the Special Warrants, and the issue and delivery of the Warrant Shares underlying the Warrants upon the exercise of the Warrants; and (iii) the consummation of the other transactions contemplated by this Agreement and the Ancillary Agreements; do not conflict with or result in a breach of (whether after notice or lapse of time or both) or constitute a default under: (a) any of the terms, conditions or provisions of the notice of articles or articles of the Company, or any resolutions of the shareholders or directors (or any committee thereof) of the Company; or (b) any corporate or securities laws of the Province of British Columbia or federal laws of Canada applicable therein;

(xiii)	the issuance and sale by the Company of the Special Warrants to the Purchasers in the Opinion Jurisdiction in accordance with the Subscription Agreements in accordance herewith are exempt from the prospectus requirement of the Securities Laws of the Opinion Jurisdiction, and no prospectus or other documents are required to be filed (other than specified forms accompanied by requisite filing fees), no proceedings taken or approvals, permits, consents, orders or authorizations obtained under such Securities Laws to permit such sale and issuance; provided, however, that the filing, within ten days following the date of such issuance and sale, of a report of such issuance and sale prepared on Form 45-106F1, prepared and executed in accordance with such Securities Laws, together with payment of the requisite filing fees, is required to be made in connection with such issuance and sale;

(xiv)	the issuance of: (i) the Unit Shares and Warrants upon the exercise or the automatic exercise of the Special Warrants in accordance with the terms of the Special Warrant Certificate; and (ii) the Warrant Shares upon the exercise of the Warrants in accordance with the terms of the Warrant Certificates; will each be exempt from the prospectus requirement of the Securities Laws of the Opinion Jurisdiction, and no prospectus or other documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under such Securities Laws to permit such issuance (other than those which have been filed, taken or obtained);

(xv)	the first trade in the Opinion Jurisdiction of: (i) Special Warrants; (ii) Unit Shares and Warrants comprising the Units issuable upon exercise of the Special Warrants; (iii) Warrant Shares issuable upon exercise of the Warrants; by a Purchaser, other than a trade that is otherwise exempted by Securities Laws of such jurisdiction, will be a distribution subject to the prospectus requirement of the Securities Laws of such jurisdictions, unless at the time of such trade, four months and one day have lapsed since the Closing Date, and subject to the usual qualifications;

(xvi)	If the Final Receipt has been received by the Company before 5:00 p.m. Pacific Standard Time on or before the date that is four months and one day following the Closing Date, and provided that: (i) the Canadian Prospectus is delivered to the holders of Special Warrants prior to the exercise of same; (ii) the Unit Shares and Warrants comprising the Units are issued after the date thereof; and (iii) no “material change”, within the meaning of the Securities Laws of the Opinion Jurisdiction, occurs between the effectiveness of the Canadian Prospectus and the date of the distribution of such Unit Shares and Warrants: (a) the first trade by a Purchaser of a Unit Share or a Warrant issued upon automatic exercise of a Special Warrant, or the first trade by a Purchaser of a Warrant Share issued upon exercise of a Warrant, will not be subject to, or in the case of the Warrant Shares will be exempt from, the prospectus requirement of the Securities Laws of the Opinion Jurisdiction; (b) such Unit Shares, Warrants and Warrant Shares will not be subject to any statutory hold period under such Canadian Securities Laws; and (c) no documents will be required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under such Securities Laws to permit the trade of such Unit Shares, Warrants and Warrant Shares in the Opinion Jurisdiction through registrants properly registered under applicable Securities Laws who have complied with such laws, provided that such sale is not a “control distribution” (as defined in section 1.1 of NI 45-102);

(xvii)	in any proceeding in a court of competent jurisdiction in the Province of British Columbia (a “Court”) for the enforcement of the Executed Agreements and the Warrant Certificates, the Court would apply the law of the State of New York (“Foreign Law”) in accordance with the parties’ choice of Foreign Law in this Agreement, to all issues which under the laws of the Province of British Columbia and the federal laws of Canada applicable therein now in effect (“BC Law”) are to be determined in accordance with the chosen law of the contract, provided that:

(A)	those choices were bona fide and legal, that is, either there was a connection between New York and the transaction, or the parties did not choose the Foreign Law to avoid the application of the law of another jurisdiction with which the transaction had the closest connection;

(B)	those choices were not contrary to public policy under BC Law (“Public Policy”);

(C)	the British Columbia legislature had not enacted legislation providing that the substantive law of British Columbia was to apply to the particular situation before a Court; and

(D)	provided that a Court would apply British Columbia procedural law in any British Columbia legal proceeding and, in any such proceeding, and notwithstanding the parties’ choice of law, a Court:

(1)	will not take judicial notice of the provisions of Foreign Law but will only apply such provisions if they are pleaded and proven by expert testimony;

(2)	will not apply any Foreign Law and will apply BC Law to matters which would be characterized under BC Law as procedural;

(3)	will apply provisions of BC Law that have overriding effect notwithstanding the Foreign Law;

(4)	will not apply any Foreign Law if such application would be characterized under BC Law as the direct or indirect enforcement of a foreign revenue, expropriatory, penal or other public law or if its application would be contrary to Public Policy; and

(5)	will not enforce the performance of any obligation that is illegal under the laws of any jurisdiction in which the obligation is to be performed.

(xviii)	a Court would grant a judgment based upon a final and conclusive in personam judgment of a court exercising jurisdiction in the State of New York (a “Foreign Court”) for a sum certain, obtained against the Company with respect to a claim arising out of the Executed Agreements and the Warrant Certificates (a “Foreign Judgment”), without reconsideration of the merits:

(A)	provided that:

(1)	the Foreign Court had jurisdiction over the Company, as recognized by the Court for purposes of enforcement of Foreign Judgments;

(2)	either there was a real and substantial connection between the parties, the cause of action and New York or the Company had attorned to the jurisdiction of the Foreign Court;

(3)	the Foreign Court had in fact granted the Foreign Judgment;

(4)	the action to enforce the Foreign Judgment must be commenced in a Court within any applicable limitation period;

(5)	a Court has discretion to stay or decline to hear an action on the Foreign Judgment if the Foreign Judgment is under appeal (or the time limited for appeals has not expired) or there is another subsisting judgment in any jurisdiction relating to the same cause of action;

(6)	a Court will render judgment only in Canadian dollars;

(7)	an action in a Court on the Foreign Judgment may be affected by general principles of equity and bankruptcy, insolvency, reorganization, arrangement, winding-up, moratorium and other similar laws of general application affecting creditors’ rights generally, including fraudulent preference and conveyance;

(8)	interest accruing on the judgment of the Foreign Court will be calculated in accordance with the Court Order Interest Act (British Columbia); and

(9)	the enforceability or registration in British Columbia of a Foreign Judgment is subject to an order or regulation affecting such judgment; and

(xix)	subject to the following defences:

(1)	the Foreign Judgment was obtained by fraud or in a manner contrary to the principles of natural justice, but the Foreign Judgment would not be contrary to natural justice by reason only that service of process was effected on the agent for service of process appointed by the Company pursuant to the Agreement;

(2)	the Foreign Judgment is for a claim which under BC Law would be characterized as based on a foreign revenue, expropriatory, penal or other similar law;

(3)	the Foreign Judgment is contrary to Public Policy;

(4)	there was a manifest error on the face of the Foreign Judgment; and

(5)	the Foreign Judgment has been satisfied or is void or voidable under Foreign Law.

(e)	the Agent will have received favourable legal opinions addressed to the Purchasers, the Agent and the Agent’s counsel, in form and substance satisfactory to the Agent and its legal counsel, dated the Closing Date from legal counsel to the Company, and duly qualified to practice law in the jurisdiction of formation of each of the Subsidiaries, except for 1077615 US LLC, in each case, with respect to: (i) its incorporation and existence; (ii) its issued and outstanding securities and the holders of such outstanding securities; and (iii) its power and capacity to carry on its business and activities and to own and lease its property and assets, such opinions to be in form and substance, acceptable in all reasonable respects to the Agent and its legal counsel;

(f)	the Agent will have received a title opinion or title report addressed to the Purchasers, the Agent and the Agent’s counsel, in form and substance satisfactory to the Agent and its legal counsel, dated the Closing Date from legal counsel to the Company in respect of the Company’s title to the Empire State Mines;

(g)	if any Special Warrants are being sold to Purchasers in the United States or to U.S. Persons, the Agent shall have received at the Closing Time an opinion addressed to the Agent, in form and substance satisfactory to counsel to the Agent, acting reasonably, dated as of the Closing Date, from Troutman Pepper Locke LLP, U.S. legal counsel to the Company, to the effect that registration under the U.S. Securities Act is not required in connection with the offer and sale of the Special Warrants in the United States or to U.S. Persons;

(h)	the Agent will have received: (i) a certificate of status (or equivalent document) in respect of the Company and each of its Subsidiaries, except for 1077615 US LLC; (ii) satisfactory evidence that the Company is not in default under the Securities Laws of the jurisdictions in which the Company is a reporting issuer; and (iii) a certificate or letter from the Company’s registrar and transfer agent dated the Closing Date confirming that: (A) it is the duly appointed registrar and transfer agent of the Common Shares, and (B) as to the number of Common Shares issued and outstanding as at the Business Day prior to the Closing Date;

(i)	the Agent shall have received copies of correspondence indicating that the Company has obtained all necessary approvals for the Unit Shares, Warrant Shares, to be listed on the Exchanges;

(j)	the representations and warranties of the Company contained in this Agreement will be true and correct in all material respects (or, in the case of any representation or warranty containing a materiality or Material Adverse Effect qualification, in all respects) at and as of the Closing Time on the Closing Date, as if such representations and warranties were made at and as of such time and all agreements, covenants and conditions required by this Agreement to be performed, complied with or satisfied by the Company will have been performed, complied with or satisfied prior to that time;

(k)	the Agent shall have received from each director and officer of the Company lock-up agreements in the form agreed to between the parties;

(l)	the Agent shall, in its sole discretion, acting reasonably, be satisfied with its due diligence investigation and analysis of: (i) the Company’s arrangements with its officers, directors, employees, affiliates, customers and suppliers, (ii) the audited historical financial statements of the Company, and (iii) the Company’s projected cash flow for the period 2026 – 2028 as provided in the model in the Company’s data room;

(m)	the Company will have fulfilled to the satisfaction of the Agent all covenants set forth in Section 4 that are required to be satisfied by it on or prior to the Closing Time; and

(n)	the Agent will not have terminated its obligations under this Agreement pursuant to Section 11.

11.	Rights of Termination.

(a)	All terms and conditions set out in this Agreement will be construed as conditions and any material breach or failure by the Company to comply with any such conditions in favour of the Agent will entitle the Agent to terminate and cancel, without any liability on the part of the Agent, all of its obligations under this Agreement and the obligations of any Purchaser to purchase the Special Warrants, by notice in writing to that effect delivered to the Company prior to or at the Closing Time. The Company will use commercially reasonable efforts to cause all conditions in this Agreement over which it has control to be satisfied. It is understood that the Agent may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance; provided, however, that to be binding on the Agent, any such waiver or extension must be in writing and signed by the Agent.

(b)	In addition to any other remedies which may be available to the Agent in respect of any default, act or failure to act, non-compliance with the terms of this Agreement by the Company, the Agent will be entitled, at their sole option, to terminate and cancel, without any liability on the part of the Agent, all of their obligations under this Agreement and the obligations of any Purchaser to purchase the Special Warrants, by notice in writing to that effect delivered to the Company prior to or at the Closing Time if:

(i)	there will be any material change in the business, affairs, financial condition, prospects, capital or control of the Company and its Subsidiaries, taken has a whole, or any change in a material fact or a new material fact, or there should be discovered any previously undisclosed fact (other than facts relating solely to the Agent) which, in each case, in the reasonable opinion of the Agent, has or could be expected to have a significant adverse effect on the market price or value or marketability of the Common Shares, the Special Warrants or any other securities of the Company;

(ii)	any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made or issued under or pursuant to any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency, or instrumentality including, without limitation, the Exchange or any securities regulatory authority, against the Company or its Subsidiaries or any of their respective officers or directors, or any law or regulation is enacted or changed which in the opinion of the Agent, acting reasonably, could operate to prevent or restrict or otherwise seriously and adversely affect the distribution or trading of the Special Warrants or value of the Common Shares, the Special Warrants or any other securities of the Company;

(iii)	there should develop, occur or come into effect or existence any event, action, state, accident, condition, terrorist event, or major financial occurrence of national or international consequence or any law or regulation which in the opinion of the Agent seriously adversely affects or involves or could be reasonably expected to seriously adversely affect or involve the Canadian or United States financial markets or the business, operations or affairs of the Company and its Subsidiaries taken as a whole or the market price or value of the Special Warrants, Common Shares or other securities of the Company; or

(iv)	the Agent determines that the Company is in breach of a material term, condition or covenant of this Agreement or any representation or warranty given by the Company in this Agreement is or becomes false which is incapable or being cured.

(c)	The rights of termination contained in Section 11 may be exercised by the Agent and are in addition to any other rights or remedies the Agent may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there will be no further liability on the part of the Agent to the Company or on the part of the Company to the Agent except in respect of any liability or obligation which may have arisen or arises after such termination under Sections 1, 2.4, 9, 12 or 13, which Sections will survive the termination of this Agreement.

(d)	The Agent will use commercially reasonable efforts to give the notice to the Company as contemplated by Section 11 of the occurrence of any of the events or circumstances referred to therein, provided that neither the giving nor the failure to give such notice will in any way affect the Agent’s entitlement to exercise their rights contained in Section 11 at any time through to the Closing Time.

12.	Survival of Representations and Warranties.

The representations, warranties, covenants and indemnities of the Company and the Agent contained in this Agreement will survive the Closing for a period of three years following the Closing Date. For greater certainty, and without limiting the generality of the foregoing, the provisions contained in this agreement in any way related to the indemnification of the Agent by the Company, shall survive and continue in full force and effect, indefinitely, subject only to the limitation requirements of applicable law.

13.	Indemnity.

In addition to and without limiting any other right or remedy available to the Agent and the Indemnified Parties (as hereinafter defined), the Company agrees to indemnify and hold harmless the Agent and each of the other Indemnified Parties from and against any and all losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements, and any and all actions, suits, proceedings and investigations in respect thereof and any and all reasonable legal and other costs, expenses and disbursements in giving testimony or furnishing documents in response to a subpoena or otherwise (including, without limitation, the reasonable costs, expenses and disbursements, as and when incurred, of investigating, preparing, pursing or defending any such action, suit, proceeding or investigation (whether or not in connection with litigation in which any Indemnified Party is a party)) (collectively, “Losses”), directly or indirectly, caused by, relating to, based upon, arising out of, or in connection with, the Agent’s acting for the Company, including, without limitation, any act or omission by the Agent in connection with its acceptance of or the performance or non-performance of its obligations under the Agreement between the Company and the Agent to which these indemnification provisions (the “Indemnification Provisions”) are found and form a part, any breach by the Company of any representation, warranty, covenant or agreement contained in the Agreement (or in any instrument, document or agreement relating thereto, including any agency agreement), or the enforcement by the Agent of its rights under the Agreement or these indemnification provisions, except to the extent that any such Losses are found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily and directly from the gross negligence or willful misconduct of the Indemnified Party seeking indemnification hereunder.

The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company for or in connection with the engagement of the Agent by the Company or for any other reason, except to the extent that any such liability is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily and directly from such Indemnified Party’s gross negligence or willful misconduct.

These Indemnification Provisions shall extend to the following persons (collectively, the “Indemnified Parties”): the Agent, its present and former affiliated entities, managers, members, officers, employees, legal counsel, agents and controlling persons (within the meaning of the federal securities laws), and the officers, directors, partners, stockholders, members, managers, employees, legal counsel, agents and controlling persons of any of them. These indemnification provisions shall be in addition to any liability, which the Company may otherwise have to any Indemnified Party.

If any action, suit, proceeding or investigation is commenced, as to which an Indemnified Party proposes to demand indemnification, it shall notify the Company with reasonable promptness; provided, however, that any failure by an Indemnified Party to notify the Company shall not relieve the Company from its obligations hereunder. An Indemnified Party shall have the right to retain counsel of its own choice to represent it, and the fees, expenses and disbursements of such counsel shall be borne by the Company. Any such counsel shall, to the extent consistent with its professional responsibilities, cooperate with the Company and any counsel designated by the Company. The Company shall be liable for any settlement of any claim against any Indemnified Party made with the Company’s written consent. The Company shall not, without the prior written consent of Agent, settle or compromise any claim, or permit a default or consent to the entry of any judgment in respect thereof, unless such settlement, compromise or consent (i) includes, as an unconditional term thereof, the giving by the claimant to all of the Indemnified Parties of an unconditional release from all liability in respect of such claim, and (ii) does not contain any factual or legal admission by or with respect to an Indemnified Party or an adverse statement with respect to the character, professionalism, expertise or reputation of any Indemnified Party or any action or inaction of any Indemnified Party.

In order to provide for just and equitable contribution, if a claim for indemnification pursuant to these indemnification provisions is made but it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that such indemnification may not be enforced in such case, even though the express provisions hereof provide for indemnification in such case, then the Company shall contribute to the Losses to which any Indemnified Party may be subject (i) in accordance with the relative benefits received by the Company and its stockholders, subsidiaries and affiliates, on the one hand, and the Indemnified Party, on the other hand, and (ii) if (and only if) the allocation provided in clause (i) of this sentence is not permitted by applicable law, in such proportion as to reflect not only the relative benefits, but also the relative fault of the Company, on the one hand, and the Indemnified Party, on the other hand, in connection with the statements, acts or omissions which resulted in such Losses as well as any relevant equitable considerations. No person found liable for a fraudulent misrepresentation shall be entitled to contribution from any person who is not also found liable for fraudulent misrepresentation. The relative benefits received (or anticipated to be received) by the Company and its stockholders, subsidiaries and affiliates shall be deemed to be equal to the aggregate consideration payable or receivable by such parties in connection with the transaction or transactions to which the Agreement relates relative to the amount of fees actually received by the Agent in connection with such transaction or transactions. Notwithstanding the foregoing, in no event shall the amount contributed by all Indemnified Parties exceed the amount of fees previously received by the Agent pursuant to the Agreement.

Neither termination nor completion of the Agreement shall affect these Indemnification Provisions which shall remain operative and in full force and effect. The Indemnification Provisions shall be binding upon the Company and its successors and assigns and shall inure to the benefit of the Indemnified Parties and their respective successors, assigns, heirs and personal representatives.

14.	Tail Provision.

If, within six (6) months after the Closing Date, the Company completes any public or private offering of equity, equity-linked, convertible or debt securities or other capital raising activity of the Company with, or receives any proceeds from, any of the Purchasers or the Introduced Investors and (ii) such other investors identified on a mutually agreed upon list provided by the Agent to the Company within five (5) days of the Closing Date and, for the avoidance of doubt, will not include any existing investors in the Company as of the date hereof, the Company will pay to the Agent upon the closing of such financing or the receipt of such proceeds the compensation set forth in Section 2.4 hereof.

15.	Notices.

Any notice or other communication required or permitted to be given under this Agreement will be in writing and will be delivered to:

if to the Company:

Titan Mining Corporation
Suite 555, 999 Canada Place
Vancouver, BC V6C 3E1
Attention: Rita Adiani, President and Chief Executive Officer
email: [REDACTED – PERSONAL INFORMATION]

and, in respect of any notice given to the Company, with a copy to:

Borden Ladner Gervais LLP

1200 Waterfront Centre

200 Burrard Street

P.O. Box 48600

Vancouver, BC V7X 1T2

Attention: Graeme D. Martindale
email: [REDACTED – PERSONAL INFORMATION]

and

Troutman Pepper Locke LLP

875 Third Avenue

New York, NY 10022

Attention: Thomas Rose
email: [REDACTED – PERSONAL INFORMATION]

if to the Agent:

Maxim Group LLC
300 Park Avenue, 16th Floor
New York, NY 10022
Attention: James Siegal
email: [REDACTED – PERSONAL INFORMATION]

and, in respect of any notice given to the Agent, with a copy (which will not constitute notice) to:

Cozen O’Connor LLP
40 Temperance Street, Suite 2700
Toronto, ON M5H 0B4
Attention: Alexander Katznelson
email: [REDACTED – PERSONAL INFORMATION]

and

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, NY 10105
Attention: Matthew Bernstein
email: [REDACTED – PERSONAL INFORMATION]

or to such other address as any of the parties may designate by notice given to the others.

Each notice will be personally delivered to the addressee or sent by email transmission to the addressee and: (a) a notice which is personally delivered will, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (b) a notice which is sent by email transmission will be deemed to be given and received on the first Business Day following the day on which it is confirmed to have been sent.

16.	Confidential Information.

For the purposes of this Agreement, “Confidential Information” includes financial, operating, technical, and other information and materials concerning the Company, its properties and its direct and indirect subsidiaries, which is furnished to the Agent or to any of its directors, officers, and employees or to the Agent’s accounting and legal advisors by the Company or any director, officer, employee, financial or accounting advisor, legal advisor, representative or other agent of the Company.

The term “Confidential Information” does not include information which: (a) becomes generally available to the public other than as a result of a disclosure by the Agent not permitted hereunder; (b) was available to the Agent on a non-confidential basis prior to its disclosure to the Agent by the Company; (c) becomes available to the Agent on a non-confidential basis from a source other than the Company, provided that such source is not, to the knowledge of the Agent, bound by a confidentiality agreement with, or other confidentiality obligation to the Company; or (d) is independently developed by the Agent without reference to any Confidential Information.

The Agent undertakes to keep confidential all Confidential Information received from the Company and shall not disclose such Confidential Information without the prior written approval of the Company except as may be required by law or in connection with legal or regulatory proceedings. If the Agent is requested to disclose Confidential Information as a legal requirement or as part of a legal or regulatory process, the Agent shall provide the Company with prompt notice of such request so that the Company can take whatever action it wishes to take in relation to the request. The Agent undertakes not to use any Confidential Information received from the Company for any other purpose, except as contemplated in this Agreement.

The obligations of the Agent in this Section 16 shall terminate 24 months following the Closing Date or the termination of this Agreement, whichever is earlier.

The Company shall keep confidential all advice and opinions provided by the Agent, except as provided herein or as required to be disclosed by applicable law or in connection with legal or regulatory proceedings. If the Company is requested to disclose any such advice or opinions as a legal requirement or as part of a legal or regulatory process, the Company shall provide the Agent with prompt written notice of such request so that the Agent can take whatever action they wish to take in relation to the request.

17.	Use of Agent’s Advice.

None of (a) the name of the Agent, (b) the written or verbal advice, opinions or conclusions of the Agent, including, but not limited to, any background or supporting materials or analysis, or (c) any communication, fee or other arrangements with the Agent in connection with the services performed by the Agent pursuant to this Agreement, will be publicly disclosed, reproduced or referred to or provided to any third party by the Company, without the prior written consent of the Agent, in each specific instance, such consent not to be unreasonably withheld. The Agent expressly disclaim any liability or responsibility by reason of any unauthorized use, publication, distribution of or reference to any written or verbal advice or opinions or materials provided by the Agent or any unauthorized reference to the Agent or this engagement. This Agreement and the terms thereof are confidential and may not be publicly disclosed, referred to or provided to any third party by the Company without the prior written consent of the Agent, in each specific instance or unless required by applicable law in which case the Company shall provide the Agent, with prior written notice so that the Agent may seek a protective order, injunction or other appropriate remedy.

18.	Publicity.

(a)	Neither the Company nor the Agent, shall make any public announcement in connection with the Offering, except if the other party has consented to such announcement or the announcement is required by applicable laws. In such event, the party proposing to make the announcement will provide the other party with a reasonable opportunity, in the circumstances, to review a draft of the proposed announcement and to provide comments thereon.

(b)	The Company agrees that the Agent may make public their involvement with the Company in the Offering, including the right of the Agent at their own expense to, following completion of the Offering, place advertisements describing their services to the Company, in financial, news or business publications. If requested by the Agent, the Company will include a mutually acceptable reference to the Agent in any press release or other public announcement made by the Company regarding the matters described in this Agreement.

19.	Direction of Inquiries.

The Company agrees to direct all enquiries from any person or entity, expressing an interest in participating in the Offering to the Agent.

20.	Independent Contractor.

The Company acknowledges that it has retained the Agent solely to assist the Company (and not any other person) with the matters set forth in this Agreement. In rendering their assistance, the Agent will act as an independent contractor, and the Agent owe its duties arising out of this engagement solely to the Company, and to no other person. The Company acknowledges that nothing in this Agreement is intended to create duties to the Company, beyond those expressly provided for in this Agreement, and the Agent and the Company specifically disclaim the creation of any partnership, joint venture, fiduciary, agency or non-contractual relationship between, or the imposition of any partnership, joint venture, fiduciary, agency or non-contractual duties on, either party. Except as set out in Section 13 of this Agreement, nothing in this Agreement is intended to confer upon any other person any rights or remedies under this Agreement or by reason of this Agreement.

The Company acknowledges that the Agent is not acting in any capacity other than as expressly provided for in this Agreement, including as to legal, tax or accounting matters in any jurisdiction, and that the Agent will not provide any legal, tax or accounting advice, either pursuant to this Agreement or otherwise. The Company shall be solely responsible for engaging and instructing such advisors as they deem necessary for purposes of the subject matter of this Agreement and is solely responsible for making its own independent investigation and appraisal of the transaction contemplated under this Agreement, and the Agent shall have no responsibility or liability to the Company with respect to such matters.

21.	Compliance with Laws.

The Company and the Agent shall comply with all applicable laws, regulations, rules and policies, whether domestic, foreign, national, federal, provincial, state or otherwise applicable to the Offering.

22.	General.

22.1	Time of the Essence. Time will, in all respects, be of the essence hereof.

22.2	Headings. The headings contained herein are for convenience only and will not affect the meaning or interpretation hereof.

22.3	Entire Agreement. This Agreement and the other agreements and documents referred to herein constitute the only agreement between the parties with respect to the subject matter hereof and will supersede any and all prior negotiations and understandings between the parties hereto with respect to the transactions contemplated in this Agreement. This Agreement may be amended or modified in any respect by written instrument only.

22.4	Conflict. The Company acknowledges that the Agent and its affiliates carry on a range of businesses, including providing stockbroking, investment advisory, research, investment management and custodial services to clients and trading in financial products as agent or principal. It is possible that the Agent and other entities in its group that carry on those businesses may hold long or short positions in securities of companies or other entities, which are or may be involved in the transactions contemplated in this Agreement and effect transactions in those securities for their own account or for the account of their respective clients. The Company agrees that these divisions and entities may hold such positions and effect such transactions without regard to the Company’s interests under this Agreement.

22.5	No Fiduciary Duty. The Company acknowledges and agrees that: (a) the Agent has not assumed and will not assume a fiduciary responsibility in favour of the Company with respect to the Offering contemplated hereby or the process leading thereto and the Agent does not have any obligation to the Company with respect to the Offering contemplated hereby except the obligations expressly set forth in this Agreement; (b) the Agent and its affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company; and (c) the Agent has not provided any legal, accounting, regulatory or tax advice with respect to the Offering contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

22.6	Severability. The invalidity or unenforceability of any particular provision of this Agreement will not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

22.7	Successors and Assigns. The terms and provisions of this Agreement will be binding upon and enure to the benefit of the Company, the Agent and the Purchasers and their respective successors and permitted assigns; provided, however, that, except as provided herein, this Agreement will not be assignable by the Company without the prior written consent of the Agent, or by the Agent without the prior written consent of the Company.

22.8	Further Assurances. Each of the parties hereto will do or cause to be done all such acts and things and will execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

22.9	Effective Date. This Agreement is intended to and will take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

22.10	Counterparts and Facsimile Execution. This Agreement may be executed in any number of counterparts, which taken together will form one and the same agreement. This Agreement may be executed by one or more of the parties by facsimile transmitted signature or by e-mail in PDF format and all parties agree that the reproduction of signature by way of facsimile or by e-mail in PDF format will be treated as though such reproductions were executed originals.

22.11	Governing Law. This Agreement will be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed entirely in such State. Any right to trial by jury with respect to any dispute arising under this Agreement or any transaction or conduct in connection herewith is waived. Any dispute arising under this Agreement may be brought into the courts of the State of New York or into the Federal Court located in New York, New York and, by execution and delivery of this Agreement, the Company hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of aforesaid courts. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by delivering a copy thereof via overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

[Signatures on following page]

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Agent.

Yours very truly,

Maxim GROUP LLC

By:	(signed) “Larry Glassberg”
Name: Larry Glassberg
Title: Co-Head of Investment Banking

The foregoing is hereby accepted on the terms and conditions therein set forth. DATED as of December 16, 2025.

TITAN MINING CORPORATION

By:	(signed) “Kevin Hart”
Name: Kevin Hart
Title: Chief Financial Officer

SCHEDULE “A”

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

As used in this Schedule “A”, the following terms shall have the following meanings:

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “A”, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Special Warrants, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Securities;

“Disqualification Event” has the meaning set forth in Section A.10 below;

“Foreign Issuer” means a “foreign issuer” as that term is defined in Rule 902(e) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “A”, it means any issuer which is (a) the government of any country other than the United States or of any political subdivision of a country other than the United States; or (b) a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following; (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

“General Solicitation or General Advertising” means “general solicitation or general advertising”, as used in Rule 502(c) of Regulation D, including, without limitation, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet, or broadcast over radio or television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

“Offshore Transaction” means “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Securities” means the Special Warrants, the Units, the Unit Shares, the Warrants, and the Warrant Shares;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S;

“U.S. Person” means a “U.S. person” as defined in Rule 902(k) of Regulation S;

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

All other capitalized terms used but not otherwise defined in this Schedule “A” shall have the meanings assigned to them in the Agency Agreement to which this Schedule “A” is attached.

A.	Representations, Warranties and Covenants of the Company

The Company represents and warrants to and covenants with the Agent, as at the date hereof and as at the Closing Date, that:

1.	The Company is a Foreign Issuer and reasonably believes that as of the commencement of the Offering, there was no Substantial U.S. Market Interest in any of its equity securities.

2.	Except with respect to sales of Securities offered by the Agent (A) in accordance with this Schedule “A” (i) to U.S. Purchasers in reliance upon the exemption from the registration requirements of the U.S. Securities Act available pursuant to Rule 506(b) of Regulation D, and (ii) in an Offshore Transaction in reliance upon the exclusion from the registration requirements of the U.S. Securities Act available pursuant to Rule 903 of Regulation S, neither the Company nor any of its affiliates, nor any person acting on any of their behalf (other than the Agent, its affiliates or any person acting on any of their behalf, in respect of which no representation, warranty or covenant is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Securities to, or for the account or benefit of, a person in the United States or a U.S. Person; or (B) any sale of Securities unless, at the time the buy order was or will have been originated, the Purchaser is (i) outside the United States and not a U.S. Person, or (ii) the Company, its affiliates, and any person acting on any of their behalf reasonably believe that the Purchaser is outside the United States and not a U.S. Person.

3.	During the period in which the Securities are offered for sale, none of the Company, its affiliates or any persons acting on any of their behalf (other than the Agent, its affiliates or any person acting on any of their behalf, in respect of which no representation, warranty or covenant is made) has made or will make any Directed Selling Efforts or has engaged or will engage in any form of General Solicitation or General Advertising or has acted in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act in the United States with respect to the Securities.

4.	The Company is not, and as a result of the sales of the Securities and the application of the proceeds thereof will not be, an “investment company”, as defined in the United States Investment Company Act of 1940, as amended, registered or required to be registered under such Act.

5.	The Company has not sold, offered for sale or solicited any offer to buy and will not sell, offer for sale or solicit any offer to buy, during the period beginning 30 days prior to the start of the Offering and ending six months after the completion of the Offering, any of its securities in the United States in a manner that would be integrated with and would cause the exemption from registration provided by Rule 506(b) of Regulation D or the exclusion from registration provided by Rule 903 of Regulation S, to be unavailable with respect to offers and sales of the Securities pursuant to this Schedule “A”.

6.	None of the Company, its affiliates or any person acting on any of their behalf (other than the Agent, its affiliates or any person acting on any of their behalf, in respect of which no representation, warranty or covenant is made) has taken or will take any action that would cause the exclusion from registration provided by Rule 903 of Regulation S or the exemption from registration provided by Rule 506(b) of Regulation D to be unavailable with respect to offers and sales of the Securities pursuant to the Agency Agreement including this Schedule “A”.

7.	Neither the Company nor any of its predecessors or affiliates has been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

8.	None of the Company, any of its affiliates or any person acting on any of their behalf (other than the Agent, its affiliates or any person acting on any of their behalf, in respect of which no representation, warranty or covenant is made) has engaged or will engage in any violation of Regulation M under the U.S. Exchange Act in connection with this Offering.

9.	The Company will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable state securities laws in connection with the Offering, including filing a Form D with the SEC.

10.	With respect to the Securities to be offered and sold hereunder in reliance on Rule 506(b) of Regulation D (the “Regulation D Securities”), none of the Company, any of its predecessors, any director, executive officer, other officer of the Company participating in the Offering, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the U.S. Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine (i) the identity of each person that is an Issuer Covered Person; and (ii) whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Agent a copy of any disclosures provided thereunder.

11.	The Company is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of Purchasers in connection with the sale of Regulation D Securities.

12.	None of the Company, its affiliates or any person acting on any of their behalf (other than the Agent, its affiliates or any person acting on any of their behalf, in respect of which no representation, warranty or covenant is made) will (i) take any action that would cause the exemption provided by Section 3(a)(9) of the U.S. Securities Act to be unavailable for the exchange of Special Warrants for the Units, the Unit Shares and the Warrants, or (ii) pay or give any commission or other remuneration, directly or indirectly, for soliciting the exchange of Special Warrants for the Units, the Unit Shares and the Warrants.

B.	Representations, Warranties and Covenants of the Agent

The Agent represents and warrants to and covenant and agree with the Company, as at the date hereof and as at the Closing Date, that:

1.	It acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered or sold except pursuant to an exclusion or exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. It has offered and will offer the Securities for sale by the Company only (i) in an Offshore Transaction in accordance with Rule 903 of Regulation S, or (ii) to, or for the account or benefit of persons in the United States and U.S. Persons in accordance with Rule 506(b) of Regulation D, and as provided in this Schedule “A”. Accordingly, none of the Agent, its affiliates or any persons acting on any of their behalf: (i) have engaged or will engage in any Directed Selling Efforts; or (ii) except as permitted by this Schedule “A”, have made or will make (x) any offer to sell, or any solicitation of an offer to buy, Securities to, or for the account or benefit of, a person in the United States or a U.S. Person, or (y) any sale of Securities to any Purchaser unless, at the time the buy order was or is originated, the Purchaser was outside the United States and not a U.S. Person, or the Agent, its affiliates and any person acting on any of their behalf reasonably believed that such Purchaser was outside the United States and not a U.S. Person.

2.	It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Securities, except with any Selling Firm or with the prior written consent of the Company.

3.	It shall require any Selling Firm to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that any Selling Firm complies with, the provisions of this Schedule “A” as if such provisions applied to such Selling Firm.

4.	All offers by it of Securities for sale by the Company to, or for the account or benefit of, persons in the United States or U.S. Persons have been and will be made in compliance with all applicable United States federal and state broker-dealer requirements and all applicable United States federal securities laws and securities laws of any states of the United States. It is, and as of the Closing Date will be, (i) registered as a broker or dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state where offers and sales of Securities have been or will be made (unless exempted from such state’s broker-dealer registration requirements), and (ii) a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc.

5.	All offers, or solicitation of offers to buy the Securities that have been made or will be made by it, were or will be made only (i) to, or for the account or benefit of, persons in the United States or U.S. Persons that Accredited Investors in transactions that are exempt from the registration requirements of the U.S. Securities Act pursuant to Rule 506(b) of Regulation D and exempt from registration under all applicable U.S. state securities laws, and (ii) outside the United States to non-U.S. Persons in Offshore Transactions that are excluded from registration pursuant to Rule 903 of Regulation S.

6.	Immediately prior to making offers to, or for the account or benefit of, persons in the United States or U.S. Persons, the Agent, its affiliates and any person acting on any of their behalf had reasonable grounds to believe and did believe that each such offeree was an Accredited Investor with respect to which the Agent had a pre-existing business relationship; and at the time of completion of each sale to a U.S. Purchaser, the Agent, its affiliates and any person acting on any of their behalf will have reasonable grounds to believe and will believe, that each such U.S. Purchaser is an Accredited Investor.

7.	Offers of Securities for sale by the Company to, or for the account or benefit of, persons in the United States or U.S. Persons have not been and shall not be made by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

8.	At least one Business Day prior to the Closing Date, it shall provide the Company and its transfer agent with a list of all U.S. Purchasers of the Special Warrants, together with their addresses (including state of residence), the number of Special Warrants purchased and the registration and delivery instructions for the Special Warrants.

9.	Prior to any sale by the Company of Special Warrants to U.S. Purchasers identified by the Agent, the Agent shall cause each such U.S. Purchaser to execute and deliver to the Company and the Agent, duly completed and executed Subscription Agreements from such U.S. Purchasers (as applicable).

10.	All offerees of the Securities that are, or are acting for the account or benefit of, persons in the United States or U.S. Persons shall be informed that the Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and are being offered and sold to such persons in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D and similar exemptions under applicable U.S. state securities laws.

11.	The Agent understands that all Securities issued to U.S. Purchasers that are Accredited Investors in the Offering will be issued in definitive physical form or as a DRS statement and will bear a United States restrictive legend substantially in the form set forth in Schedule “A” to the Subscription Agreement.

12.	None of the Agent, its affiliates or any person acting on any of their behalf has engaged or will engage in any violation of Regulation M under the U.S. Exchange Act in connection with this Offering.

13.	With respect to Regulation D Securities, none of (i) the Agent, (ii) the Agent’s general partners or managing members, (iii) any of the Agent’s directors, executive officers or other officers participating in the offering of the Regulation D Securities, (iv) any of the Agent’s general partners’ or managing members’ directors, executive officers or other officers participating in the offering of the Regulation D Securities or (v) any other person associated with any of the above persons, that has been or will be paid (directly or indirectly) remuneration for solicitation of Purchasers in connection with sale of Regulation D Securities (each, a “Dealer Covered Person” and, collectively, the “Dealer Covered Persons”), is subject to any Disqualification Event except for a Disqualification Event (i) contemplated by Rule 506(d)(2) of Regulation D and (ii) a description of which has been furnished in writing to the Company prior to the date hereof or, in the case of a Disqualification Event occurring after the date hereof, prior to the date of any sale of the Regulation D Securities. It will notify the Company in writing, prior to the Closing Date, of (a) any Disqualification Event relating to any Dealer Covered Person not previously disclosed to the Company hereunder, any (b) any event that would, with the passage of time, become a Disqualification Event relating to any Dealer Covered Person. As of the Closing Date, the Agent is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of Purchasers in connection with the sale of any Regulation D Securities. It will notify the Company, prior to the Closing Date of any agreement entered into between it and any such person in connection with such sale.

14.	None of the Agent, its affiliates or any person acting on any of their behalf will (i) take an action that would cause the exemption provided by Section 3(a)(9) of the U.S. Securities Act to be unavailable for the exchange of Special Warrants for the Units, the Units Shares and the Warrants, or (ii) receive any commission or other remuneration, directly or indirectly, for soliciting the exchange of Special Warrants for the Units, the Unit Shares and the Warrants.

SCHEDULE “B”

SUBSIDIARIES

Name	Jurisdiction of Formation	Beneficial Equity/ Voting Ownership
1100951 B.C. Ltd.	British Columbia	100%
Titan Mining (US) Corporation	Delaware	100%
Balmat Holding Corp.	Delaware	100%
Empire State Mines, LLC	Delaware	100%
1077615 US LLC	Nevada	100%

B-1